SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: July 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
                   ------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                                   -----------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                               ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated April 29, 2004, announcing the Company's financial results for the first quarter of its 2004 fiscal year.

2. Summary financial information of the Company for the three months ended March 31, 2004.

3. Press release of the Company, dated July 29, 2004, announcing the Company's financial results for the second quarter of its 2004 fiscal year.

4. Summary financial information of the Company for the six months ended June 30, 2004.

Press Release

ABB POSTS STRONGER RESULTS IN Q1

Sixth quarter in a row of higher core division earnings
o    Core divisions maintain double-digit order growth
o    Group EBIT more than doubles to $233 million
o    Cash flow from operations improves $787 million versus Q1 2003

2004 Q1 key figures
-------------------------------------------------------------------------------------------------
(US$ in millions)                                          Q1 04            Q1 03(1)       Change
-------------------------------------------------------------------------------------------------
Orders                     Group                            5,379            4,929            9%
-------------------------------------------------------------------------------------------------
                           Power Technologies               2,388            2,046           17%
                           Automation Technologies          3,006            2,432           24%
Revenues                   Group                            4,356            4,317            1%
-------------------------------------------------------------------------------------------------
                           Power Technologies               1,852            1,767            5%
                           Automation Technologies          2,507            2,180            15%
EBIT(2)                    Group                              233               95
-------------------------------------------------------------------------------------------------
                           Power Technologies                 139              136             2%
                           Automation Technologies            213              155            37%
                           Non-core activities                (2)             (55)
                           Corporate                        (117)            (141)
EBIT margin                Group                             5.3%             2.2%
-------------------------------------------------------------------------------------------------
                           Power Technologies                7.5%             7.7%
                           Automation Technologies           8.5%             7.1%
-------------------------------------------------------------------------------------------------
Loss from discontinued operations                            (76)             (15)
-------------------------------------------------------------------------------------------------
Net income (loss)                                               4             (45)
-------------------------------------------------------------------------------------------------
Basic net income (loss) per share                            0.00           (0.04)
-------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003;
(2) Earnings before interest and taxes

Zurich, Switzerland, April 29, 2004 - ABB's core Power Technologies and Automation Technologies divisions today reported a further quarter of improved results, marked by continued growth in orders received, higher earnings before interest and taxes (EBIT) and significantly improved cash flow from operations.

The core divisions' strong results, combined with lower losses in Non-core activities and Corporate costs, contributed to a break-even net income for the first quarter of 2004.

Higher losses from Discontinued operations were related primarily to asbestos-related charges, currency exchange losses on the equity value of the insurance business and divestment-related costs. The downstream Oil, Gas and Petrochemicals business turned in a break-even operational performance in the quarter.

"We continue to deliver on our promises," said Jurgen Dormann, ABB chairman and CEO. "This was the sixth consecutive quarter of higher earnings for our core businesses. Order growth remained solid, continuing the trend we saw at the end of 2003. Cash flow in the core divisions was up by more than $200 million compared to the same quarter a year ago."

Asia was again the main driver of order growth, while the modest growth seen in western Europe and North America at the end of 2003 continued into the first quarter of 2004. Revenues in Automation Technologies were supported by the order growth in the second half of 2003, while Power Technologies' revenues reflect the low order level of late 2002 and the first half of 2003.

Summary of first quarter results

Combined orders received for the core divisions in the first quarter of 2004 grew 20 percent to $5,394 million (up 10 percent in local currencies: 8 percent for Power Technologies and 11 percent for Automation Technologies). The improvement was fueled mainly by a more than 50-percent increase in orders from Asia and double-digit local-currency growth in base orders (less than $15 million). Orders grew modestly in North America and western Europe versus the first quarter of 2003 and continued the growth trend seen in the second half of last year.

Combined base orders were 21 percent higher in the core divisions compared to the same quarter in 2003, 10 percent higher in local currencies. The Power Technologies division recorded a double-digit local-currency increase in base orders. Large orders (more than $15 million) amounted to $346 million, 7 percent higher in local currencies than the first quarter of 2003. Large orders were up in Automation Technologies from a very low level in the same quarter last year, and down in Power Technologies. Large orders in the core divisions amounted to
6.4 percent of total orders in the first quarter of 2004 compared to 6.7 percent in the same quarter last year.

At the group level, orders were up 9 percent to $5,379 million. Expressed in local currencies, orders were down 2 percent compared to the same period last year, reflecting the divestment of most of the Building Systems businesses since the first quarter of 2003.

The combined order backlog for the core divisions rose 8 percent to $10,655 million at the end of March 2004 compared to $9,856 million at the end of the fourth quarter of 2003 (up 10 percent in local currencies). The order backlog in Power Technologies was up 7 percent (8 percent higher in local currencies), and was 11 percent higher in Automation Technologies (up 13 percent in local currencies). The order backlog for the Group at the end of the first quarter was $10,663 million, up 6 percent compared to the fourth quarter of 2003 (8 percent higher in local currencies).

Revenues in the first quarter rose 5 percent for the Power Technologies division (down 4 percent in local currencies) and 15 percent for Automation Technologies (up 3 percent in local currencies). The local-currency revenue decline in Power Technologies reflects the lower levels in the first half of 2003 of large project orders, which may take up to several quarters before they are recognized as revenues. In Automation Technologies, the revenue growth in the first quarter of 2004 is the result of the order growth seen in the second half of 2003.

Regionally, core division revenues were significantly higher in Asia (particularly China and India) and eastern Europe, slightly higher in the Middle East, Africa and western Europe, and lower in the Americas.

For the group, revenues in the quarter were $4,356 million, flat compared to the first quarter of last year (down 9 percent in local currencies), primarily the result of the divestment since the first quarter of 2003 of several of the Building Systems businesses. These divested businesses reported revenues in the first quarter of 2003 of approximately $360 million.

EBIT in the core divisions was $352 million in the first quarter, a 21-percent increase from $291 million in the same period in 2003. EBIT losses in Non-core activities were reduced to $2 million from a loss of $55 million in the year-earlier period, reflecting lower losses from the

Building Systems business in Germany and remaining Structured Finance. Corporate costs were also lower at $117 million compared to $141 million in the same period last year.

As a result, EBIT for the group was $233 million ($95 million in the first quarter of 2003).

Included in the group's first-quarter EBIT is net expense of $4 million reported in Other income (expense), net, comprising restructuring costs, capital gains and losses, and income from equity-accounted companies. Restructuring charges of $32 million ($33 million in the first quarter of 2003) included costs of $18 million from the Step change productivity improvement program, restructuring to prepare businesses in Non-core activities for disposal and site consolidations within Power Technologies. These costs were mostly offset by net capital gains of $6 million recorded in the first quarter of 2004, compared to a capital loss of $9 million in the same period last year. The 2004 figure includes a capital gain of $12 million on the finalization of the sale of the Building Systems business in Switzerland. Income from equity-accounted companies amounted to $22 million ($18 million in the first quarter of 2003). There were no significant asset write-downs in the quarter.

ABB's Step change productivity improvement program yielded savings of $240 million in the first quarter of 2004 on restructuring costs of $18 million. The program aims to increase the competitiveness of ABB's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005.

As of March 31, 2004, ABB employed 113,000 people, compared to 116,500 at the end of 2003. Included in the difference are about 1,100 Step change-related job reductions. ABB also divested businesses in the quarter employing about 2,000 people, most of whom were employed in the Building Systems businesses.

The Group EBIT margin in the quarter was 5.3 percent compared to 2.2 percent in the same quarter of 2003.

Finance net(1) was negative $76 million compared to negative $125 million in the first quarter of 2003. The difference primarily reflects lower financing costs and the non-recurrence of a $30 million marketable security write-down in the first quarter of 2003.

Included in Interest and other finance expense is an aggregate expense of $35 million (compared to $23 million for the same quarter in 2003) arising from the mark-to-market of the equity option embedded in the $968 million worth of convertible bonds issued in 2002, combined with the continued amortization of the discount on issuance of these bonds. The planned change to the convertible bonds, announced on April 21, 2004 - whereby the bonds will be convertible into American Depositary Shares (ADS) instead of ordinary shares denominated in Swiss francs - will, if approved by the bondholders, eliminate the volatility in earnings coming from the mark-to-market of the embedded equity option ($23 million of the total $35 million aggregate charge in the first quarter of 2004).

The net loss in Discontinued operations amounted to $76 million, compared to a net loss of $15 million in the first quarter of 2003. The result includes an additional after-tax loss of $30 million related to currency exchange losses on the announced sale of the reinsurance business.

--------------------------
(1) Finance net is the difference between interest and dividend income and interest and other finance expenses.

Also included in the Discontinued operations result is a $17-million net loss in the Oil, Gas and Petrochemicals business and costs of $27 million related to ABB's asbestos liability. (For more details on Discontinued operations, please refer to page 8).

ABB's net income for the first quarter amounted to $4 million, compared to a net loss of $45 million for the same period in 2003.

Balance sheet and debt
Cash and marketable securities at the end of March 2004 amounted to $3.8 billion (excluding Discontinued operations), down from $5.1 billion at the end of December 2003.

The reduction results primarily from the repayment of debt as a result of bonds maturing, as well as the buy-back of bonds. At the end of March 2004, total debt (defined as total short and long-term borrowings) amounted to $6.7 billion, compared to $7.9 billion at December 31, 2003. Included in ABB's total debt is approximately $600 million in bonds due for repayment during the remainder of 2004.

Stockholders' equity at March 31, 2004, amounted to $3,013 million compared to $3,026 million at the end of December 2003.

Cash flow from operating activities
--------------------------------------------------------------------------------------------
$ in millions                                          Q1 2004      Q1 2003      Change
--------------------------------------------------------------------------------------------
Power Technologies                                       (71)         (119)         48
Automation Technologies                                    97          (74)         171
Non-core activities                                        64         (176)         240
Corporate                                               (174)         (306)         132
Oil, Gas and Petrochemicals businesses                   (57)         (253)         196
Total net cash used in operating activities             (141)         (928)         787
--------------------------------------------------------------------------------------------

Net cash used in operations for the group in the first quarter of 2004 was $141 million, an improvement of $787 million compared to the first quarter of 2003.

The two core divisions generated a combined cash flow from operations in the quarter of $26 million, compared to a cash outflow of $193 million for the same period in 2003. The improvement reflects both increased earnings and successful net working capital management aimed in part at reducing seasonal cash flow fluctuations.

Non-core activities generated cash flow from operations of $64 million in the quarter, an improvement of $240 million from the first quarter of 2003, resulting mainly from dividend receipts from the Equity Ventures business and improved operational performance in Building Systems.

Cash outflow from Corporate amounted to $174 million in the quarter and included cash payments to the Settlement Trust for ABB's U.S. subsidiary Combustion Engineering (CE) of $19 million. Total asbestos cash outflows, including fees and insurance collections, amounted to $21 million in the quarter, compared to $226 million in the same period last year.

Divestments
The company sold its Building Systems business in Switzerland during the first quarter of 2004 and booked a gain on the disposal of $12 million in Other income (expense), net. The sale of the company's cable business in Germany was finalized in January 2004. The results of the sale were booked in the fourth quarter of 2003.

The sale of ABB's reinsurance business announced late last year for cash proceeds of approximately $425 million was finalized on April 16, 2004, for total cash proceeds of approximately $433 million to be reported in the second quarter results.

Asbestos
On July 31, 2003, a U.S. district court approved a pre-packaged Chapter 11 protection plan filed earlier in the year by a U.S. subsidiary of ABB, Combustion Engineering. Following the court's approval, an appeals period began on a fast-track basis before the U.S. 3rd Circuit Court of Appeals. All documentation was received by the court in October 2003 and a hearing date has been set for June 3, 2004. ABB remains confident that the plan will be approved.

Group outlook
The company confirms its 2005 targets for revenue, EBIT, total debt and gearing (total debt divided by total debt plus stockholders' equity, including minority interest).

From 2002 to 2005, ABB expects compound average annual revenue growth of 4 percent in local currencies. The Power Technologies division expects compound average annual revenue growth of 5.3 percent in local currencies. The Automation Technologies division expects compound average annual revenue growth of 3.3 percent in local currencies.

For 2005, the Group's target EBIT margin remains 8 percent in U.S. dollars. The 2005 EBIT margin targets in U.S. dollars for the Power Technologies and Automation Technologies divisions remain at 10 percent and 10.7 percent, respectively.

The company intends to reduce total debt to about $4 billion and gearing to approximately 50 percent by 2005.

Revenue and margin targets exclude major acquisitions, divestitures and business closures.

Divisional performance Q1 2004

Power Technologies
-------------------------------------------------------------------------------
$ in millions (except where indicated)       Q1 2004      Q1 2003(1)   Change
-------------------------------------------------------------------------------
Orders                                        2,388        2,046         17%
Revenues                                      1,852        1,767          5%
EBIT                                            139          136          2%
EBIT margin                                    7.5%         7.7%
-------------------------------------------------------------------------------
Restructuring costs (included in EBIT)         -17           -11
-------------------------------------------------------------------------------
(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003 and of substation automation activities from the Automation Technologies division, effective January 1, 2004.

Orders received in the Power Technologies division rose 17 percent to $2,388 million in the first quarter of 2004 (8 percent in local currencies), driven by continued growth in Asia and eastern Europe, both up more than 50 percent. Growth remained modest in western Europe and North America. The business environment in Latin America remained burdened by financial and political uncertainty.

Orders rose at a double-digit pace in the three product business areas - High-Voltage Products, Medium-Voltage Products and Transformers. Orders were also higher in the Utility Automation business area, reflecting a large order from Russia and higher base orders. Orders increased slightly in the Power Systems business area as improved base order business compensated for fewer large orders compared to the first quarter of 2003.

Revenues in the quarter were 5 percent higher at $1,852 million (down 4 percent in local currencies). Expressed in local currencies, revenues were higher in High-Voltage Products, Medium-Voltage Products and Transformers. These gains were offset by lower local-currency revenues in Utility Automation and Power Systems, reflecting the weak demand for large projects in the global power sector experienced in late 2002 and the first half of 2003, and the correspondingly lower order intake during that period.

First-quarter EBIT increased by 2 percent to $139 million compared to the year-earlier period despite higher restructuring charges related to continued implementation of the division's focused factory and focused engineering strategy. The division continued to benefit from productivity improvement initiatives, including the Step change program. As a result of the higher associated restructuring costs, the EBIT margin decreased to 7.5 percent from
7.7 percent. The EBIT margin before restructuring increased from 8.3 percent in the first quarter of 2003 to 8.4 percent in the same quarter this year.

Cash flow from operations for the division improved from a net cash outflow of $119 million to a net cash outflow of $71 million as the result of general improvements in net working capital management and especially in inventory reduction.

Automation Technologies
-------------------------------------------------------------------------------
$ in millions (except where indicated)        Q1 2004      Q1 2003(1)  Change
-------------------------------------------------------------------------------
Orders                                         3,006        2,432       24%
Revenues                                       2,507        2,180       15%
EBIT                                             213          155       37%
EBIT margin                                     8.5%         7.1%
-------------------------------------------------------------------------------
Restructuring costs (included in EBIT)            -9          -16
-------------------------------------------------------------------------------
(1) Adjusted to reflect the move of substation automation activities to the Power Technologies division, effective January 1, 2004

The Automation Technologies division reported a 24-percent increase in orders in the first quarter of 2004 to $3,006 million compared to the same quarter last year (up 11 percent in local currencies).

Both base orders and large project orders grew in the quarter, contributing to double-digit order growth in the Automation Products and Process Automation business areas. Base order growth was led by the launch of several new products, mainly the Industrial IT process control system 800xA and a new line of energy-efficient low-voltage drives. Orders were flat in Manufacturing Automation as demand for robotics systems in the U.S. and European automotive sectors remained weak.

Orders continued to grow at a double-digit pace in Asia, led by more than 50-percent growth in China and India. Demand was also higher in both eastern and western Europe. Order growth in North America continued the positive trend seen at the end of 2003, with U.S. orders up compared to the fourth quarter of 2003, excluding the flat order development in the automotive sector. Compared to the first quarter of 2003, North American orders were flat.

Revenues rose 15 percent (3 percent in local currencies) to $2,507 million compared to the first quarter of last year, led by the Automation Products business area which reported higher revenues in both U.S. dollars and local currencies. Revenues in local currencies were flat in Process Automation and lower in Manufacturing Automation. It was the sixth consecutive quarter of higher revenues compared to their corresponding year-earlier quarters.

Earnings before interest and taxes (EBIT) also increased for the sixth consecutive quarter, up 37 percent to $213 million compared to the same quarter in 2003. The improvement lifted the EBIT margin to 8.5 percent from 7.1 percent. The main contributors were ongoing productivity improvements achieved on lower restructuring costs. The EBIT margin before restructuring increased to 8.9 percent in the first quarter of 2004 from 7.8 percent in the same period last year.

Cash flow from operations for the division rose to $97 million, an improvement of $171 million compared to net cash used in operations of $74 million in the first quarter of 2003. In addition to the stronger earnings, the biggest contributor to the improvement was tighter management of working capital across all business areas.

Non-core activities
--------------------------------------------------------------------------------
EBIT ($ in millions)                              Q1 2004             Q1 2003(1)
--------------------------------------------------------------------------------
Equity Ventures                                      22                  22
Remaining Structured Finance                        (9)                 (37)
Building Systems                                   (17)                 (33)
New Ventures                                          0                  (2)
Other non-core activities                             2                  (5)
Total                                               (2)                 (55)
--------------------------------------------------------------------------------
Restructuring costs (included in EBIT)              (3)                  (2)
--------------------------------------------------------------------------------
(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

Revenues from Non-core activities were down 75 percent from the 2003 period, primarily the result of the divestment since the first quarter of 2003 of several of the Building Systems businesses. These divested businesses reported revenues in the first quarter of 2003 of about $360 million.

Non-core activities reported an EBIT loss of $2 million in the first quarter compared to a loss of $55 million in the same period of 2003. Operational improvements in the Building Systems business in Germany helped reduce the EBIT loss in Building Systems to $17 million in the quarter compared to a loss of $33 million in the first quarter of 2003.

Corporate
--------------------------------------------------------------------------------
EBIT ($ in millions)                             Q1 2004             Q1 2003(1)
--------------------------------------------------------------------------------
Headquarters/stewardship                           (99)                (114)
Research and development                           (21)                 (21)
Other(2)                                              3                  (6)
Total                                             (117)                (141)
--------------------------------------------------------------------------------
Restructuring costs (included in EBIT)              (3)                  (4)
--------------------------------------------------------------------------------
(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003
(2) Includes consolidation effects, real estate and Treasury Services

Lower corporate costs in the first quarter of 2004 mainly reflect lower personnel-related costs in the U.S. head office and the cessation of proprietary trading and associated costs in Treasury Services.

Discontinued operations (not included in EBIT)
--------------------------------------------------------------------------------
Net income (loss) ($ in millions)                Q1 2004              Q1 2003(1)
--------------------------------------------------------------------------------
Reinsurance business                               (30)                  (8)
Asbestos                                           (27)                    4
Oil, Gas and Petrochemicals business               (17)                 (12)
Other                                               (2)                    1
Total net loss                                     (76)                 (15)
--------------------------------------------------------------------------------
(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

The reinsurance business, whose results were reclassified into Discontinued operations following its announced sale in December 2003, reported flat revenues in the first quarter at $143 million on stable premium income. An additional net loss after tax of $30 million was recorded in the quarter on the discontinuation of the business, related primarily to currency exchange losses on the equity value of the business during the first quarter of 2004.

The asbestos result is primarily due to a $24-million expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company's asbestos liabilities, compared to a gain of $15 million reported in the first quarter of 2003.

Oil, Gas and Petrochemicals
--------------------------------------------------------------------------------
($ in millions)                    Q1 2004               Q1 2003         Change
--------------------------------------------------------------------------------
Orders                               764                   502            52%
Revenues                             599                   779          (23%)
Net loss                            (17)                  (12)

Orders were 52 percent higher in the Oil, Gas and Petrochemicals business (43 percent in local currencies) in the first quarter of 2004 compared to the same period in 2003, driven primarily by increased customer investments in the downstream market, especially in Europe, including a $68-million order at an ethylene project in Poland.

Revenues fell 23 percent (26 percent in local currencies), reflecting the winding down and completion of several downstream projects and the lower level of large downstream orders from late 2002 and 2003 that resulted from weaker markets and more selective bidding. Upstream revenues rose on increased modification and maintenance activities.

The upstream business generated a small operational profit in the quarter. On the downstream side, the strategy implemented over the past several quarters to move from fixed price engineering, procurement and construction contracts towards lower-risk reimbursable contracts, plus tighter project cost controls, resulted in a break-even operational result in the quarter.

The net loss from the businesses in the quarter amounted to $17 million, compared to a net loss of $12 million in the first quarter of 2003, resulting mainly from costs associated with the planned divestment of the upstream business, including costs related to the compliance review being undertaken in cooperation with the U.S. Department of Justice.

                                                  Appendix

ABB key figures Q1 2004
----------------------------------------------------------------------------------------------
$ in millions                                                                    % change
                                            Q1 2004           Q1 2003(1)    ------------------
                                                                            Nominal      Local
----------------------------------------------------------------------------------------------
Orders           Group                       5,379             4,929          9%          (2%)
                 -----------------------------------------------------------------------------
                 Power Technologies          2,388             2,046         17%            8%
                 Automation Technologies     3,006             2,432         24%           11%
                 Non-core activities           166               837
                 Corporate                   (181)             (386)
----------------------------------------------------------------------------------------------
Revenues         Group                       4,356             4,317          1%          (9%)
                 -----------------------------------------------------------------------------
                 Power Technologies          1,852             1,767          5%          (4%)
                 Automation Technologies     2,507             2,180         15%            3%
                 Non-core activities           184               745
                 Corporate                   (187)             (375)
----------------------------------------------------------------------------------------------
EBIT*            Group                         233                95          na            na
                 -----------------------------------------------------------------------------
                 Power Technologies            139               136          2%
                 Automation Technologies       213               155         37%
                 Non-core activities           (2)              (55)
                 Corporate                   (117)             (141)
----------------------------------------------------------------------------------------------
EBIT             Group                        5.3%              2.2%
Margin           -----------------------------------------------------------------------------
                 Power Technologies           7.5%              7.7%
                 Automation Technologies      8.5%              7.1%
                 Non-core activities            --                --
                 Corporate                      --                --
----------------------------------------------------------------------------------------------
Net income (loss)                                4              (45)
----------------------------------------------------------------------------------------------

* Earnings before interest and taxes. See Summary Financial Information for more information
(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

More information
The 2004 Q1 results press release and presentation slides are available from April 29, 2004 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 1000 Central European Time (CET). Callers from the UK should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, please dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours: Playback numbers: +44 207 866 4300 (U.K.), +41 91 612 4330 (rest of Europe) or +1 412 858 1440 (U.S.). The code is
339, followed by the # key.

A conference call for analysts and investors is scheduled to begin at 1500 CET. Callers should dial +41 91 610 56 00 (Europe and the rest of the world), +1 412 858 4600 (from the U.S.). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +41 91 612 4330 (Europe and the rest of the world) or +1 412 858 1440 (U.S.). The code is 730 followed by the # key.

Further reporting dates for quarterly results in 2004 are July 29 and October
28. ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 113,000 people.

Zurich, April 29, 2004
Jurgen Dormann, chairman and CEO

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, ABB's ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, ABB's ability to further reduce its indebtedness as planned, the resolution of asbestos claims on terms and conditions satisfactory to ABB, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission, including its AnnualReports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:                        Investor Relations:                     ABB Ltd
ABB Corporate Communications,           Switzerland: Tel. +41 43 317 3804       Affolternstrasse 54
Zurich                                  Sweden: Tel. +46 21 325 719             CH-8050 Zurich, Switzerland
Thomas Schmidt, Wolfram Eberhardt       USA: Tel. +1 203 750 7743
Tel: +41 43 317 6568                    investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

                          Summary Financial Information
                          Three Months Ended March 2004

                                                       ABB Ltd
                                       Summary Consolidated Income Statements

--------------------------------------------------------------------------------------------------------------------
                                                                                         January-March
                                                                                   2004                2003
                                                                            ------------------- --------------------
                                                                                (unaudited)          (unaudited)
                                                                              (in millions, except per share data)
--------------------------------------------------------------------------------------------------------------------
Revenues                                                                     $          4,356    $          4,317
Cost of sales                                                                          (3,205)             (3,235)
                                                                            ------------------- --------------------
Gross profit                                                                            1,151               1,082
Selling, general and administrative expenses                                             (904)               (952)
Amortization expense                                                                      (10)                (10)
Other income(expense), net                                                                 (4)                (25)
                                                                            ------------------- --------------------
Earnings before interest and taxes                                                        233                  95
Interest and dividend income                                                               31                  40
Interest and other finance expense                                                       (107)               (165)
                                                                            ------------------- --------------------
Income(loss) from continuing operations before taxes
and minority interest                                                                     157                 (30)
Provision for taxes                                                                       (62)                 11
Minority interest                                                                         (15)                (11)
                                                                            ------------------- --------------------
Income(loss) from continuing operations                                                    80                 (30)
Loss from discontinued operations, net of tax                                             (76)                (15)
Net income(loss)                                                             $              4    $            (45)
                                                                            =================== ====================

Basic earnings(loss) per share:
Income(loss) from continuing operations                                      $              0.04 $             (0.03)
Net income(loss)                                                             $              0.00 $             (0.04)
Diluted earnings(loss) per share:
Income(loss) from continuing operations                                      $              0.04 $             (0.03)
Net income(loss)                                                             $              0.00 $             (0.04)

---------------------------------------------------------------------------------------------------------------------

                                                       ABB Ltd
                                         Summary Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------
                                                                                    At                  At
                                                                                 March 31           December 31
                                                                                   2004                2004
                                                                            ------------------- --------------------
                                                                                 (unaudited)         (unaudited)
                                                                               (in millions, except share data)
                                                                            ----------------------------------------
Cash and equivalents                                                         $          2,583    $          4,669
Marketable securities                                                                   1,237                 473
Receivables, net                                                                        5,153               5,337
Inventories, net                                                                        2,821               2,605
Prepaid expenses and other                                                              1,684               2,002
Assets held for sale and in discontinued operations                                     6,110               6,427
                                                                            ------------------- --------------------
Total current assets                                                                   19,588              21,513
Financing receivables, non-current                                                      1,312               1,330
Property, plant and equipment, net                                                      2,749               2,840
Goodwill                                                                                2,309               2,331
Other intangible assets, net                                                              498                 549
Prepaid pension and other employee benefits                                               522                 524
Investments and other                                                                   1,286               1,326
                                                                            ------------------- --------------------
Total assets                                                                 $         28,264    $         30,413
                                                                            =================== ====================
Accounts payable, trade                                                      $          2,874    $          2,981
Accounts payable, other                                                                 1,239               1,394
Short-term borrowings and current maturities of long-term borrowings                      974               1,597
Accrued liabilities and other                                                           4,760               5,140
Liabilities held for sale and in discontinued operations                                4,764               5,100
                                                                            ------------------- --------------------
Total current liabilities                                                              14,611              16,212
Long-term borrowings                                                                    5,774               6,290
Pension and other employee benefits                                                     1,773               1,794
Deferred taxes                                                                            952                 969
Other liabilities                                                                       1,854               1,837
                                                                            ------------------- --------------------
Total liabilities                                                                      24,964              27,102
Minority interest                                                                         287                 285
Stockholders' equity:
  Capital stock and additional paid-in capital                                          3,067               3,067
  Retained earnings                                                                     1,851               1,847
  Accumulated other comprehensive loss                                                 (1,767)             (1,750)
  Less: Treasury stock, at cost (11,611,529 shares at March 31, 2004)                    (138)               (138)
                                                                            ------------------- --------------------
Total stockholders' equity                                                              3,013               3,026
                                                                            ------------------- --------------------
Total liabilities and stockholders' equity                                   $         28,264    $         30,413
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------

                                                       ABB Ltd
                                    Summary Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------------
                                                                                         January-March
                                                                                   2004                2003
                                                                            ------------------- --------------------
                                                                                (unaudited)         (unaudited)
                                                                                         (in millions)
--------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                                            $              4    $            (45)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
  Depreciation and amortization                                                           148                 144
  Provisions                                                                             (149)               (470)
  Pension and post-retirement benefits                                                     26                  (2)
  Deferred taxes                                                                           (2)                (37)
  Net gain from sale of property, plant and equipment                                      (1)                (11)
  Other                                                                                   118                  68
  Changes in operating assets and liabilities:
    Marketable securities (trading)                                                        41                  46
    Trade receivables                                                                      22                (113)
    Inventories                                                                          (343)               (133)
    Trade payables                                                                       (132)                (37)
    Other assets and liabilities, net                                                     127                (338)
                                                                            ------------------- --------------------
Net cash used in operating activities                                                    (141)               (928)
                                                                            ------------------- --------------------
Investing activities
Changes in financing receivables                                                          (21)                121
Purchases of marketable securities (other than trading)                                (1,486)               (793)
Purchases of property, plant and equipment                                                (98)               (100)
Acquisitions of businesses (net of cash acquired)                                          (6)                (14)
Proceeds from sales of marketable securities (other than trading)                         690                 829
Proceeds from sales of property, plant and equipment                                       11                  45
Proceeds from sales of businesses (net of cash disposed)                                   22                  14
                                                                            ------------------- --------------------
Net cash provided by (used in) investing activities                                      (888)                102
                                                                            ------------------- --------------------
Financing activities
Changes in borrowings                                                                  (1,070)                (87)
Treasury and capital stock transactions                                                   (36)                156
Other                                                                                      (4)                 15
                                                                            ------------------- --------------------
Net cash provided by (used in) financing activities                                    (1,110)                 84
                                                                            ------------------- --------------------
Effects of exchange rate changes on cash and equivalents                                  (17)                 12
Adjustment for the net change in cash and equivalents in assets held for
sale and in discontinued operations                                                        70                  28
                                                                            ------------------- --------------------
Net change in cash and equivalents - continuing operations                             (2,086)               (702)
                                                                            ------------------- --------------------
Cash and equivalents beginning of period                                                4,669               2,336
                                                                            ------------------- --------------------
Cash and equivalents end of period                                           $          2,583    $          1,634
                                                                            =================== ====================
Interest paid                                                                $             84    $            129
Taxes paid                                                                   $             78    $             54

--------------------------------------------------------------------------------------------------------------------

           ABB Ltd notes to summary consolidated financial statements
                    (US$ in millions, except per share data)

Note 1 The Summary Consolidated Financial Statements

The summary consolidated financial information is prepared on the basis of accounting principles generally accepted in the United States (USGAAP) and is presented in United States dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosure under USGAAP.

The par value of capital stock is denominated in Swiss francs (CHF).

The Company considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax, to be the most relevant measure of the Company's and its divisions' financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on this measure.

Note 2 Developments in the Three Months Ended March 31, 2004:

o    Significant divestitures

     In January 2004, the Company sold its MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany.

     In March 2004, the Company completed the sale of its Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of CapVis Equity Partners AG. The Company recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004.

     In April 2004, the Company completed the sale of its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, for approximately $433 million. Consequently, in the first quarter of 2004, the Company recorded a loss of $30 million in loss from discontinued operations, net of tax, related to foreign exchange effects of the business from January 1, 2004, through the date of sale.

     For additional information see Note 2 - Discontinued operations and businesses held for sale.

o    Reclassifications and restatements

     Amounts in prior periods have been reclassified to conform to the Company's current presentation, primarily relating to the treatment of certain businesses as assets and liabilities held for sale and in discontinued operations.

o    Restructuring programs

     2001 Program

     The 2001 program initiated in July 2001 in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries continued to be paid out in 2004.

     In the first quarter of 2004, the Company paid termination benefits of $8 million to approximately 45 employees. Currency fluctuations resulted in a $2 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At March 31, 2004, accrued liabilities included $3 million for termination benefits and $23 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be substantially paid out in 2004.

     Step change program

     In October 2002, the Company announced the Step change program. The goals of the Step change program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

     In the first quarter of 2004, related to the Step change program, the Company recognized restructuring charges of $14 million related to workforce reductions and $4 million related to lease terminations and other exit costs. Termination benefits of $52 million were paid to approximately 500 employees. Workforce reductions include production, managerial and administrative employees. At March 31, 2004, accrued liabilities included $56 million for termination benefits and $41 million for lease terminations and other exit costs.

     Other

     Certain other restructuring programs were initiated during 2003 and 2004 at specified locations not included in the Step change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the noncore businesses as well as to improve results in the specified locations of the core divisions not covered by the Step change program.

     In the first quarter of 2004, the Company recognized restructuring charges of $13 million related to workforce reductions and $2 million related to lease terminations and other exit costs. Termination benefits of $14 million were paid to approximately 150 employees and $6 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate, a $1 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net. Currency fluctuations resulted in a $4 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At March 31, 2004, accrued liabilities included $66 million for termination benefits and $26 million for lease terminations and other exit costs.

----------------------------------------------------------------------------------------------------------------------
                                                                   2001         Step
Three months ended March 31, 2004                                 program      change        Other         Total
                                                                ------------------------------------------------------
                                                                                    (in millions)
----------------------------------------------------------------------------------------------------------------------
Restructuring charge for workforce reduction                       $   --       $   14       $   13       $   27
Restructuring charge for lease terminations and other                  --            4            2            6
Change in estimate                                                     --           --           (1)          (1)
                                                                ------------ ------------ ------------ ---------------
Total restructuring charges and related asset write-downs          $   --       $   18       $   14       $   32
                                                                ============ ============ ============ ===============

----------------------------------------------------------------------------------------------------------------------

o    Borrowings

     The Company's total reported borrowings outstanding at March 31, 2004, and December 31, 2003, amounted to $6,748 million and $7,887 million, respectively.

     In November 2003, as part of the capital-strengthening program, the Company entered into a new unsecured syndicated $1.0 billion 3-year revolving credit facility, which became available in December 2003 upon the fulfillment of certain conditions. No amount was drawn under this facility at March 31, 2004 and December 31, 2003.

     The credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis. As of March 31, 2004, the Company was in compliance with these covenants.

o    Accounting for the USD convertible bond

     In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The Company's shares to be issued if the bonds are converted are denominated in Swiss francs while the bonds are denominated in U.S. dollars. Therefore, under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative creates a discount on issuance which is amortized to earnings over the life of the bond. For the three months ended March 31, 2004, the Company recorded a loss from the change in fair value of the derivative, which when added to the continued amortization of the discount on issuance of these bonds, resulted in an aggregate charge to earnings of $35 million ($23 million for the first quarter 2003) and a corresponding increase in borrowings.

o    Discontinued operations and businesses held for sale

     Discontinued businesses are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001 by the Financial Accounting Standards Board. The balance sheet and income statement data for all prior periods presented are reclassified to present the financial position and results of operations of businesses meeting the criteria of SFAS 144 as discontinued operations. In addition, the balance sheet data for all prior periods presented are reclassified to present the financial position of businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statement of cash flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

     The following divestments are in line with the Company's strategy to focus on power and automation technologies for industry and utility customers.

     In January 2004, the Company agreed to sell most of the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the Purchasers) for an initial purchase price of $925 million plus a potential deferred consideration of up to $50 million. The initial purchase price of $925 million is subject to adjustments based on, among other things, the net assets of the Upstream business at closing and further potential adjustments that will be calculated at closing. Additionally, the initial purchase price will be reduced by $85 million to reflect the unfunded benefit liabilities of pension plan obligations assumed by the Purchasers. The $85 million reduction of the purchase price may increase or decrease based on the actual unfunded benefit liability calculated at closing, in accordance with the terms of the purchase agreement. Furthermore, the initial purchase price will be increased or decreased based on the net intercompany balance between the Company and the Upstream business at closing. The potential deferred consideration of up to $50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. The Company does not expect a significant gain or loss to be recognized on the sale of the Upstream business. The remaining part of the Oil, Gas and Petrochemicals businesses (remaining OGP businesses) is available for immediate sale and continues to be actively marketed. It is unlikely that significant changes to the divestment strategy will be made or that the plan to divest the remaining OGP businesses will be withdrawn in the future. Management anticipates divesting this business in 2004. The results of operations of these businesses are reflected as discontinued operations.

     In December 2003, the Company completed the sale of ABB Export Bank in Switzerland for approximately $50 million, resulting in a loss on sale of $12 million during the second half of 2003. This divestment reflects the Company's continued strategy to discontinue its Structured Finance businesses. The results of operations of this business are reflected as discontinued operations.

     In December 2003, the Company agreed to sell its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company. As a result of the anticipated sale, the Company recorded an impairment charge of $154 million in the fourth quarter of 2003. In April 2004, the Company completed the sale of its Reinsurance business for approximately $433 million. Consequently, in the first quarter of 2004, the Company recorded a loss of $30 million in loss from discontinued operations, net of tax, related to foreign exchange effects of the business from January 1, 2004, through the date of sale. The results of operations of this business are reflected as discontinued operations.

     In March 2004, the Company sold its Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of CapVis Equity Partners AG. The Company recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004. As of December 31, 2003, the assets and liabilities of the Swiss Building Systems business have been reflected in assets and liabilities held for sale and in discontinued operations. The results of operations have been reflected in continuing operations.

     In January 2004, the Company sold its MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. The Company recorded $10 million of impairment charges on this divestment in loss from discontinued operations, net of tax, in the fourth quarter of 2003. No additional significant losses were recorded in the first quarter of 2004 as a result of the sale of this business.

     In addition, the Company has also reflected other minor operations and projects as discontinued operations.

     In discontinued operations, the Company also recorded a charge of approximately $27 million primarily related to the mark-to-market treatment of the 30 million shares of the Company that are reserved for use with the pre-packaged plan of reorganization for Combustion Engineering, Inc, under Chapter 11 of the United States Bankruptcy Code (see Note 2 - Commitments and contingencies).

     The loss from discontinued operations, net of tax, of $76 million recognized in the first quarter of 2004 includes revenues of $737 million, primarily related to the Oil, Gas and Petrochemicals businesses.

     At March 31, 2004, the major classes of assets held for sale and in discontinued operations were: $361 million of cash and equivalents; $1,601 million of marketable securities; $2,478 million of receivables, net; $321 million of inventories, net; $215 million of prepaid expenses and other; $51 million of financing receivables, non-current; $592 million of goodwill and other intangible assets; $223 million of property, plant and equipment, net; and $268 million of other assets. At March 31, 2004, the major classes of liabilities held for sale and in discontinued operations were: $1,949 million of accounts payable; $18 million of short-term borrowings and current maturities of long-term borrowings; $2,151 million of accrued liabilities and other; $46 million of long-term borrowings; and $600 million of other liabilities.

     o Employee benefits

     For the first quarter 2004, net periodic benefit cost consists of the following:

--------------------------------------------------------------------------------------------------------------------
                                                                             Pension benefits     Other benefits
                                                                            ----------------------------------------
                                                                                         (in millions)
--------------------------------------------------------------------------------------------------------------------
Service cost                                                                 $             47    $              1
Interest cost                                                                              86                   6
Expected return on plan assets                                                            (73)                 --
Amortization of prior service cost                                                          1                  --
Amortization of net actuarial loss                                                         11                   2
                                                                            ------------------- --------------------
Net periodic benefit cost                                                    $             72    $              9
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------

     For the year ended December 31, 2003, net periodic benefit cost was $296 million and $39 million for pension benefits and other benefits, respectively.

     The Company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $248 million to its pension plans and $27 million to its other postretirement benefit plans in 2004. As of March 31, 2004, $54 million and $8 million of contributions have been made to its pension plans and other postretirement plans, respectively. The Company anticipates contributing an additional $161 million and $22 million in 2004 for a revised expected total in 2004 of $215 million and $30 million to its pension plans and other postretirement plans, respectively.

o    Earnings per share

     Basic earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the period or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; and shares issuable in relation to outstanding convertible bonds, if dilutive.

     The potential shares from the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings (loss) per share in the first quarter of 2003, as their inclusion would have been antidilutive. The shares issuable in relation to the convertible bonds were excluded from the computation of diluted earnings per share in all periods presented, as their inclusion would have been antidilutive.

--------------------------------------------------------------------------------------------------------------------
                                                                                         January-March
                                                                            ----------------------------------------
Basic earnings per share                                                           2004                2003
                                                                            ------------------- --------------------
                                                                             (in millions, except per share data)
--------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                     $             80    $            (30)
Loss from discontinued operations, net of tax                                             (76)                (15)
                                                                            ------------------- --------------------
Net income (loss)                                                            $              4    $            (45)
                                                                            =================== ====================

Weighted average number of shares outstanding                                           2,028               1,127

Basic earnings (loss) per share:
Income (loss) from continuing operations                                     $            0.04   $           (0.03)
Loss from discontinued operations, net of tax                                            (0.04)              (0.01)
                                                                            ------------------- --------------------
Net income (loss)                                                            $            0.00   $           (0.04)
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                         January-March
                                                                            ----------------------------------------
Diluted earnings per share                                                         2004                2003
                                                                            ------------------- --------------------
                                                                             (in millions, except per share data)
--------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                     $             80    $            (30)
Loss from discontinued operations, net of tax                                             (76)                (15)
                                                                            ------------------- --------------------
Net income (loss)                                                            $              4    $            (45)

Weighted average number of shares outstanding                                           2,028               1,127
Dilution from warrants and options                                                          1                  --
                                                                            ------------------- --------------------
Diluted weighted average number of shares outstanding                                   2,029               1,127
                                                                            =================== ====================

Diluted earnings (loss) per share:
Income (loss) from continuing operations                                     $            0.04   $           (0.03)
Loss from discontinued operations, net of tax                                $           (0.04)  $           (0.01)
                                                                            ------------------- --------------------
Net income (loss)                                                            $            0.00   $           (0.04)
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------

o    Stock-based compensation

     The Company maintains a management incentive plan under which it offers stock warrants to key employees, for no consideration. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company, and the employee retains the right to vest in the warrants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model.

-------------------------------------------------------------------------------------------------------------------
                                                                                         January-March
                                                                                   2004                2003
                                                                             (in millions, except per share data)
-------------------------------------------------------------------------------------------------------------------
Net income (loss), as reported                                               $              4    $            (45)
Less: Total stock-based employee compensation expense determined under
fair value method for all awards, net of related tax effects                               (2)                 (5)
                                                                            ------------------- --------------------
Pro forma net income (loss)                                                  $              2    $            (50)
                                                                            =================== ====================

Basic and diluted income (loss) per share:
Basic - as reported                                                          $            0.00   $           (0.04)
Basic - pro forma                                                            $            0.00   $           (0.04)

Diluted - as reported                                                        $            0.00   $           (0.04)
Diluted - pro forma                                                          $            0.00   $           (0.04)

--------------------------------------------------------------------------------------------------------------------

o    Commitments and contingencies

     Asbestos

     On July 31, 2003, a U.S. district court approved a pre-packaged Chapter 11 protection plan filed earlier in the year by a U.S. subsidiary of the Company, Combustion Engineering. Following the court's approval, an appeals period began on a fast-track basis before the U.S. 3rd Circuit Court of Appeals. All documentation was received by the court in October 2003 and a hearing date has been set for June 3, 2004. The Company remains confident that the plan will be approved.

Note 3 New Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 required variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, the Company adopted the requirements of FIN 46 and applied the guidance to all VIEs in which the Company has an interest. In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. The buyer established a VIE upon acquisition, exclusively for the purpose of servicing the aircraft leasing portfolio. Subsequent to divestment, the Company continued its involvement in the VIE by providing significant financial support in the form of mezzanine and subordinated financing of approximately $90 million. As the primary beneficiary, the Company retained $182 million of assets and acquired $76 million of third party long-term borrowings through consolidation of the VIE as of December 31, 2003. FIN 46 was revised in December 2003, which among various changes added additional scope exceptions. The December 2003 revision (FIN 46R) was adopted by March 2004. The Company completed its assessment of the effects of the adoption of FIN 46R and such effects were not material to its consolidated financial position.

Note 4 Summary of Consolidated Stockholders' Equity

--------------------------------------------------------------------------------------------------------------------
(in millions)
Stockholders' equity at January 1, 2004                                                          $          3,026
Comprehensive loss:
Net income                                                                                  4
Foreign currency translation adjustments                                                  (11)
Accumulated foreign currency translation adjustments allocated to
divestment of businesses                                                                   32
Unrealized gain on available-for-sale securities, net of tax                               20
Unrealized loss on cash flow hedge derivatives, net of tax                                (58)
                                                                            -------------------
Total comprehensive loss                                                                                      (13)
                                                                                                --------------------
Stockholders' equity at March 31, 2004 (unaudited)                                               $          3,013
                                                                                                ====================

--------------------------------------------------------------------------------------------------------------------

At March 31, 2004, the Company had 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered and issued, including 30,298,913 shares that are reserved for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering, Inc. As these 30 million shares are presently held by one of the Company's subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company's Consolidated Financial Statements.

Note 5 Segment and Geographic Data

Effective January 1, 2003, in order to streamline the Company's structure and improve operational performance, the Company put into place two divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions, and Automation Technologies, which combines the former Automation Technology Products and Industries divisions.

Effective January 1, 2004, the Group Processes activities, previously in the Non-core activities division, were integrated into the core divisions and the Substations business was transferred from the Automation Technologies division to the Power Technologies division.

     o The Power Technologies division serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

     o The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

     o The Non-core activities division includes the following activities and businesses of the Company: the remaining Equity Ventures business, the remaining Structured Finance business, the remaining Building Systems business, New Ventures, Customer Service and Logistic Systems.

     o Corporate includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business. Inter-divisional transactions are eliminated in Corporate.

All periods presented have been restated to reflect the organizational structure of the Company at March 31, 2004.

The Company evaluates performance of its segments based on earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division and geographic revenues, earning before interest and taxes, depreciation and amortization, and capital expenditures, all of which have been restated to reflect the changes to the Company's internal structure.

Segment data
------------
--------------------------------------------------------------------------------------------------------------------
                                                                                        Orders received
                                                                            ----------------------------------------
(in millions)                                                                            January-March
                                                                            ------------------- --------------------
                                                                                   2004                2003
--------------------------------------------------------------------------------------------------------------------
Power Technologies                                                           $          2,388    $          2,046
Automation Technologies                                                                 3,006               2,432
Non-core activities                                                                       166                 837
Corporate(1)                                                                             (181)               (386)
                                                                            ------------------- --------------------
Total                                                                        $          5,379    $          4,929
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------
                                                                                           Revenues
                                                                            ----------------------------------------
(in millions)                                                                            January-March
                                                                            ----------------------------------------
                                                                                   2004                2003
--------------------------------------------------------------------------------------------------------------------
Power Technologies                                                           $          1,852    $          1,767
Automation Technologies                                                                 2,507               2,180
Non-core activities                                                                       184                 745
Corporate(1)                                                                             (187)               (375)
                                                                            ------------------- --------------------
Total                                                                        $          4,356    $          4,317
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------
                                                                              Earnings before interest and taxes
                                                                            ----------------------------------------
(in millions)                                                                            January-March
                                                                            ----------------------------------------
                                                                                   2004                2003
--------------------------------------------------------------------------------------------------------------------
Power Technologies                                                           $            139    $            136
Automation Technologies                                                                   213                 155
Non-core activities                                                                        (2)                (55)
Corporate(1)                                                                             (117)               (141)
                                                                            ------------------- --------------------
Total                                                                        $            233    $             95
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------
                                                                                 Depreciation and amortization
                                                                            ----------------------------------------
(in millions)                                                                            January-March
                                                                            ----------------------------------------
                                                                                   2004                2003
--------------------------------------------------------------------------------------------------------------------
Power Technologies                                                           $             52    $             43
Automation Technologies                                                                    73                  60
Non-core activities                                                                         4                  20
Corporate                                                                                  19                  17
                                                                            ------------------- --------------------
Total                                                                        $            148    $            140
                                                                            =================== ====================

-------------------------------------------------------------------------------------------------------------------
                                                                                    Capital expenditures(2)
                                                                            ----------------------------------------
(in millions)                                                                            January-March
                                                                            ----------------------------------------
                                                                                   2004                2003
--------------------------------------------------------------------------------------------------------------------
Power Technologies                                                           $             28    $             21
Automation Technologies                                                                    45                  28
Non-core activities                                                                         3                   3
Corporate                                                                                   6                  13
                                                                            ------------------- --------------------
Total                                                                        $             82    $             65
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------
                                                                                 Number of employees(3)
                                                                      ----------------------------------------------
                                                                         March 31, 2004        December 31, 2003
--------------------------------------------------------------------------------------------------------------------
Power Technologies                                                               41,200                    40,500
Automation Technologies                                                          55,500                    54,800
Non-core activities                                                               3,600                     8,300
Oil, Gas and Petrochemicals                                                      11,000                    11,100
Corporate                                                                         1,700                     1,800
                                                                      --------------------- ------------------------
Total                                                                           113,000                   116,500
                                                                      ===================== ========================

Geographic Information
----------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                      Orders received(4)
                                                                            ----------------------------------------
(in millions)                                                                            January-March
                                                                            ----------------------------------------
                                                                                   2004                2003
--------------------------------------------------------------------------------------------------------------------
Europe                                                                       $          2,929    $          2,860
The Americas                                                                              855                 816
Asia                                                                                    1,260                 750
Middle East and Africa                                                                    335                 503
                                                                            ------------------- --------------------
Total                                                                        $          5,379    $          4,929
                                                                            =================== ====================

--------------------------------------------------------------------------------------------------------------------
                                                                                          Revenues(4)
                                                                            ----------------------------------------
(in millions)                                                                            January-March
                                                                            ----------------------------------------
                                                                                   2004                2003
--------------------------------------------------------------------------------------------------------------------
Europe                                                                       $          2,345    $          2,410
The Americas                                                                              809                 849
Asia                                                                                      841                 746
Middle East and Africa                                                                    361                 312
                                                                            ------------------- --------------------
Total                                                                        $          4,356    $          4,317
                                                                            =================== ====================

(1) Includes adjustments to eliminate inter-division transactions.
(2) Capital expenditures reflect purchases of fixed tangible assets.
(3) Includes businesses in discontinued operations.
(4) Orders received and revenues have been reflected in the regions based on the location of the customers, which may be different from the ultimate destination of the products' end use.

Press Release

ABB RESULTS CONTINUE TO IMPROVE IN Q2

EBIT more than doubles, net income at $86 million

o    Improved demand in most markets
o    Solid increases in core division orders, revenues, EBIT
o    Step change productivity improvement program substantially completed

2004 Q2 key figures
-----------------------------------------------------------------------------------------------------------
(US$ in millions)                                                   Q2 04(1)        Q2 03(1)(2)     Change

Orders               Group                                           5,529             4,727            17%
-----------------------------------------------------------------------------------------------------------
                     Power Technologies                              2,734             1,928            42%
                     --------------------------------------------------------------------------------------
                     Automation Technologies                         2,892             2,418            20%
                     --------------------------------------------------------------------------------------
Revenues             Group                                           4,913             4,843             1%
-----------------------------------------------------------------------------------------------------------
                     Power Technologies                              2,282             1,933            18%
                     --------------------------------------------------------------------------------------
                     Automation Technologies                         2,700             2,404            12%
                     --------------------------------------------------------------------------------------
EBIT(3)              Group                                             288               140           106%
-----------------------------------------------------------------------------------------------------------
                     Power Technologies                                168               155             8%
                     --------------------------------------------------------------------------------------
                     Automation Technologies                           260               191            36%
                     --------------------------------------------------------------------------------------
                     Non-core activities                               (9)              (61)
                     --------------------------------------------------------------------------------------
                     Corporate                                       (131)             (145)
                     --------------------------------------------------------------------------------------
EBIT margin          Group                                            5.9%              2.9%
-----------------------------------------------------------------------------------------------------------
                     Power Technologies                               7.4%              8.0%
                     --------------------------------------------------------------------------------------
                     Automation Technologies                          9.6%              7.9%
-----------------------------------------------------------------------------------------------------------
Loss from discontinued operations                                     (41)              (71)
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                                       86              (55)
-----------------------------------------------------------------------------------------------------------
Basic net income (loss) per share                                     0.04            (0.05)
-----------------------------------------------------------------------------------------------------------
(1) Figures for the Group and for Power Technologies will be restated this year to correct a previously disclosed overstatement of earnings. For more information, refer to Note 2 - Earnings overstatement in an
Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.
(2) Includes reclassification of activities to Discontinued operations in 2003.
(3) Earnings before interest and taxes.

Zurich, Switzerland, July 29, 2004 - ABB, the leading power and automation technology group, reported that orders, revenues and earnings before interest and taxes (EBIT) continued to improve in the second quarter of 2004, reflecting improved demand in most markets.

Higher earnings in the Power Technologies and Automation Technologies divisions, together with lower losses from Non-core activities and Discontinued operations, contributed to a net income of $86 million in the quarter compared to a loss of $55 million in the 2003 period.

"The results underline our successful turnaround," said Jurgen Dormann, ABB chairman and CEO. "Most of the businesses in our core divisions continue to outperform the market. With a solid track record of achievement, we remain on course to achieve our 2005 targets."

Cash flow from operations was lower in the quarter, primarily due to costs associated with the divestiture of the upstream oil and gas business - completed in mid-July - and lower cash flow from operations in the Power Technologies division, due to an increase in working capital.

The company's 18-month Step change productivity improvement program was substantially concluded as planned at the end of June, yielding total cost savings of more than $900 million on an annualized basis.

Summary of second quarter results
Group orders received in the second quarter of 2004 grew 17 percent to $5,529 million compared to the same quarter in 2003 (12 percent higher in local currencies). Orders in the core divisions were up a combined 29 percent (24 percent in local currencies) to $5,626 million, with Power Technologies orders 42 percent higher (36 percent in local currencies) at $2,734 million and Automation Technologies orders growing 20 percent to $2,892 million (up 14 percent in local currencies) compared to the same period last year. Orders received were sharply lower in Non-core activities, reflecting the divestment of most of the Building Systems businesses since the second quarter of last year.

The order improvement in the core divisions was fueled by the ongoing recovery in most of ABB's markets. Second-quarter orders from Asia more than doubled in both U.S. dollar and local currency terms compared to the same period in 2003, continuing the strong growth trend seen in the region in the past several quarters. Asian demand, led by China and India, was driven by investment in power infrastructure and steady growth in most industrial sectors.

Combined core division orders grew at a double-digit pace in the Americas, led by the United States. Orders for both core divisions also grew in western Europe; in eastern Europe they were higher for Automation Technologies and lower for Power Technologies. Orders were lower in the Middle East and Africa compared to the same period in 2003, when the company won a number of large orders.

Base orders (less than $15 million) in the core divisions were up 23 percent (17 percent in local currencies), led by an increase of more than 50 percent in Asia. Base orders were 23 percent higher in the Power Technologies division (19 percent in local currencies) and 22 percent higher in the Automation Technologies division (16 percent in local currencies).

Large orders (more than $15 million) in the Power Technologies division were up sharply in both U.S. dollar and local currency terms as the result of a $390-million order for a high-voltage power link in China. Large orders in the Automation Technologies division were lower in the quarter. Large orders in the core divisions amounted to 13 percent of total core division orders in the second quarter, compared to 8 percent in the same quarter in 2003.

The order backlog for the Group at the end of the second quarter was $11,236 million, up 5 percent compared to the first quarter of 2004 (6 percent higher in local currencies). The combined order backlog for the core divisions rose 6 percent to $11,285 million at the end of June 2004 compared to $10,655 million at the end of the first quarter of 2004 (up 7 percent in local currencies). The order backlog year-on-year in Power Technologies was up 11 percent (7 percent in local currencies), and was 15 percent higher in Automation Technologies (10 percent in local currencies).

Revenues in the core divisions grew strongly in the quarter, up a combined 15 percent - 18 percent for the Power Technologies division (13 percent in local currencies) and 12 percent in Automation Technologies (6 percent in local currencies) compared to the same quarter in 2003. The revenue improvement reflects the strong growth in base orders seen since the fourth quarter of 2003.

Group revenues in the second quarter grew only 1 percent (down 4 percent in local currencies) to $4,913 million, reflecting the drop in Non-core revenues caused by the divestment of most of the Building Systems businesses since the second quarter of 2003. Those businesses reported revenues of $104 million in the second quarter of 2004 compared to $608 million in the same period in 2003.

Group EBIT in the second quarter more than doubled to $288 million from $140 million in the same quarter in 2003. The improvement was driven by a 24-percent increase in core division EBIT - led by 36-percent growth in the Automation Technologies division - and a $52-million reduction in losses from Non-core activities.

The Group EBIT margin in the quarter was 5.9 percent compared to 2.9 percent in the same quarter of 2003.

ABB's Step change productivity improvement program, intended to increase the competitiveness of ABB's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005, yielded savings of $252 million in the second quarter of 2004 on restructuring costs of $20 million. The program was substantially complete at the end of June 2004, as originally planned. In total, the Step change program achieved cost savings on an annualized basis of $917 million.

Employees in ABB numbered approximately 113,000 on June 30, 2004, the same as at the end of the first quarter of 2004. A reduction in the number of employees in Europe and the Americas was offset primarily by an increase in Asia. With the completion of the sale of ABB's upstream oil and gas business in July 2004, which employed about 8,000 people, the number of employees has been further reduced to 105,000.

Finance net(1) was negative $45 million compared to negative $86 million in the second quarter of 2003. The difference primarily reflects the non-recurrence of the $40-million loss on the sale of ABB's shares in the China National Petroleum Corporation (Sinopec) in the second quarter of 2003.

Included in the line Interest and other finance expense was an expense of $3 million (compared to $12 million for the same quarter in 2003) related to the $968 million worth of convertible bonds issued in 2002, comprising the mark-to-market of the equity option embedded in these bonds, and amortization of the discount on the bonds. The mark-to-market resulted in a gain of $7 million in the second quarter up to May 28, 2004, which was more than offset by an amortization expense of $10 million.

The mark-to-market treatment of the equity option was eliminated following a meeting of bondholders on May 28, 2004, who agreed to a change in the terms of the bonds allowing them to be converted into American Depositary Shares instead of ordinary shares denominated in Swiss francs. In the future, the amortization of the discount on the bonds will be between $7 million and $9 million per quarter until the bond matures in May 2007.

The net loss in Discontinued operations amounted to $41 million, compared to a net loss of $71 million in the second quarter of 2003. The result includes a payment to U.S. authorities of approximately $6 million related to a compliance review of ABB's upstream oil and gas

--------------------------
(1) Finance net is the difference between interest and dividend income and interest and other finance expense.

business, which was sold on July 12, 2004. (For more details on Discontinued operations, please refer to page 9).

ABB's net income for the second quarter amounted to $86 million, compared to a net loss of $55 million for the same period in 2003.

Balance sheet
Cash and marketable securities at the end of June 2004 amounted to $3.4 billion (excluding Discontinued operations), down from $3.8 billion at the end of March 2004 and $5.1 billion at the end of December 2003. The reduction results primarily from the repayment of debt as a result of bonds maturing and the buy-back of bonds.

At the end of June 2004, total debt (defined as total short and long-term borrowings) amounted to $6.1 billion, compared to $6.7 billion at March 31, 2004, and $7.9 billion at the end of December 2003. Included in ABB's total debt is approximately $765 million in bonds due for repayment during the remainder of 2004 and the first half of 2005. Gearing, defined as total debt divided by total debt plus shareholders' equity (including minority interest) amounted to 65 percent at the end of June compared to 67 percent at the end of March 2004.

Stockholders' equity at June 30, 2004, was $3,028 million compared to $3,013 million at the end of March 2004.

Cash flow from operating activities
-------------------------------------------------------------------------------------------------------------
$ in millions                                              Q2 2004(1)           Q2 2003(1)          Change
-------------------------------------------------------------------------------------------------------------
Power Technologies                                               11                  243             (232)
-------------------------------------------------------------------------------------------------------------
Automation Technologies                                         225                  143                82
-------------------------------------------------------------------------------------------------------------
Non-core activities                                              22                (125)               147
-------------------------------------------------------------------------------------------------------------
Corporate                                                     (211)                (195)              (16)
-------------------------------------------------------------------------------------------------------------
Oil, Gas and Petrochemicals businesses                        (183)                 (91)              (92)
-------------------------------------------------------------------------------------------------------------
Total net cash used in operating activities                   (136)                 (25)             (111)
=============================================================================================================

(1) Figures for the Group and for Power Technologies will be restated this year to correct a previously disclosed overstatement of earnings. For more information, refer to Note 2 - Earnings overstatement in an
Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.

Net cash used in operations for the group in the second quarter of 2004 was $136 million compared to $25 million in the second quarter of 2003.

Cash flow from operations in the Power Technologies division amounted to $11 million in the second quarter, compared to $243 million in the same quarter of 2003. The difference mainly reflects an increase in working capital resulting from lower customer advances in the systems business and higher trade receivables. In the Automation Technologies division, cash flow from operations increased by $82 million, reflecting both higher earnings and reduced working capital.

Cash flow from operations in Non-core activities amounted to $22 million, reflecting in part lower restructuring cash payments in the remaining Building Systems and New Ventures businesses.

Cash outflow from Corporate amounted to $211 million in the quarter and included cash payments to the Settlement Trust for ABB's U.S. subsidiary Combustion Engineering of $26 million ($51 million in the same quarter of 2003). Total asbestos cash outflows, including fees and insurance collections, amounted to $27 million in the second quarter, compared to $51 million in the same period last year.

Cash outflow from the oil, gas and petrochemicals business increased by $92 million due to the cancellation of an approximately $100-million securitization program in preparation for the divestiture of the upstream business, which was completed in July 2004.

Divestments
ABB closed the sale of its reinsurance business in mid-April 2004, as previously announced, receiving gross cash proceeds of approximately $415 million, including $12 million received in July 2004. In addition, ABB sold a business in Sweden, formerly part of the Automation Technologies division, for $11 million, as well as investments in two U.S. technology businesses for $6 million, reporting a total gain on the divestments of $7 million in Other income (expense), net.

The sale of ABB's upstream oil and gas business, first announced in October 2003, was completed on July 12, 2004. Net cash proceeds from the sale were approximately $800 million, received in July 2004.

Asbestos
ABB is awaiting the results of a hearing held on June 3, 2004, before the U.S. 3rd Circuit Court of Appeals to review a pre-packaged Chapter 11 protection plan that was filed in 2003 by a U.S. subsidiary of ABB, Combustion Engineering. The plan has already been approved by both a federal bankruptcy court and a U.S. district court and ABB remains confident that the Circuit Court will also approve the plan.

Management change
ABB announced on June 24 that Peter Voser, chief financial officer, will leave the company effective October 2004 to become chief financial officer of the Royal Dutch/Shell group of companies. An external search for a successor was launched by the Board of Directors and an announcement is planned in the coming months.

Group outlook
The company confirms its 2005 targets for revenue, EBIT, total debt and gearing (total debt divided by total debt plus stockholders' equity, including minority interest).

From 2002 to 2005, ABB expects compound average annual revenue growth of 4 percent in local currencies. The Power Technologies division expects compound average annual revenue growth of 5.3 percent in local currencies. The Automation Technologies division expects compound average annual revenue growth of 3.3 percent in local currencies.

For 2005, the Group's target EBIT margin remains 8 percent in U.S. dollars. The 2005 EBIT margin targets in U.S. dollars for the Power Technologies and Automation Technologies divisions remain at 10 percent and 10.7 percent respectively.

The company intends to reduce total debt to about $4 billion and gearing to approximately 50 percent by 2005.

Revenue and margin targets exclude major acquisitions, divestitures and business closures.

Divisional performance Q2 2004

Power Technologies
-------------------------------------------------------------------------------------------------------------
$ in millions (except where indicated)                     Q2 2004(1)          Q2 2003(1)(2)         Change
-------------------------------------------------------------------------------------------------------------
Orders                                                        2,734                1,928               42%
-------------------------------------------------------------------------------------------------------------
Revenues                                                      2,282                1,933               18%
-------------------------------------------------------------------------------------------------------------
EBIT                                                            168                  155                8%
-------------------------------------------------------------------------------------------------------------
EBIT margin                                                    7.4%                 8.0%
=============================================================================================================
Restructuring costs (included in EBIT)                          -19                  -18
-------------------------------------------------------------------------------------------------------------
(1) Figures for the Group and for Power Technologies will be restated this year to correct a previously disclosed overstatement of earnings. For more information, refer to Note 2 - Earnings overstatement in an
Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.
2 Adjusted to reflect the reclassification of activities to Discontinued operations in 2003 and of substation automation activities from the Automation Technologies division, effective January 1, 2004.

Orders received in the Power Technologies division rose 42 percent to $2,734 million in the second quarter of 2004 (up 36 percent in local currencies). Orders grew in all business areas, reflecting the recovery in power infrastructure investments in most regions, including higher demand from utilities for grid interconnections, as well as higher demand from industrial customers and original equipment manufacturers (OEMs). Base orders continued the strong growth trend seen in the first quarter of the year.

Orders from Asia grew strongly and more than doubled in China and India in both U.S. dollars and local currencies in the quarter compared to the same period in 2003. Orders included the $390-million order for the Three Gorges high-voltage power link.

Western Europe showed double-digit order growth in both U.S. dollar and local currency terms on higher base orders. Orders decreased in eastern Europe compared to the high levels of the year-earlier period. Demand from North America began to show signs of recovery and included a $17-million order for high-voltage gas-insulated switchgear in the U.S. In Latin America, orders also increased by more than 10 percent in both U.S. dollars and local currencies. Orders in the Middle East and Africa remained strong, despite a small decrease in the quarter compared to the very high levels seen in same period in 2003.

Revenues in the quarter were 18 percent higher at $2,282 million (up 13 percent in local currencies), as the high level of product orders taken since the end of 2003 impacted top-line growth. Revenues grew at a double-digit pace in both U.S. dollar and local currency terms in all business areas except Power Systems, where revenues decreased due to the low level of large project execution in the quarter.

Revenues increased at a double-digit pace in all regions in both nominal and local currency terms in the quarter compared to the same period in 2003, except in North America, where they were slightly lower. The strongest improvement was seen in Asia, both eastern and western Europe, and the Middle East and Africa.

Second-quarter EBIT grew to $168 million, primarily reflecting the higher revenues and continued productivity-related margin improvements in most product businesses. The EBIT margin amounted to 7.4 percent, while the EBIT margin before restructuring reached 8.2 percent. The margin growth in the product businesses was more than offset by lower project revenues and the resulting low capacity utilization in parts of the systems business. This impact is expected to decrease over the rest of the year.

Cash flow from operations for the division amounted to $11 million in the second quarter, compared to $243 million in the same quarter of 2003. The difference mainly reflects an increase in working capital resulting from lower customer advances in the systems business and higher trade receivables. Net working capital as a percentage of revenues was slightly lower in the quarter compared to the second quarter of 2003.

Overstatement of earnings: As reported in June 2004, an internal inquiry uncovered an EBIT overstatement of approximately $70 million from the first quarter of 1998 through the first quarter of 2004 by the medium-voltage business in Italy. The consolidated financial statements and the results for Power Technologies presented in this press release have not yet been restated for the overstatement of earnings. ABB intends to restate its consolidated financial statements in 2004.

Automation Technologies
-------------------------------------------------------------------------------------------------------------
$ in millions (except where indicated)                      Q2 2004             Q2 2003(1)          Change
-------------------------------------------------------------------------------------------------------------
Orders                                                        2,892                2,418               20%
-------------------------------------------------------------------------------------------------------------
Revenues                                                      2,700                2,404               12%
-------------------------------------------------------------------------------------------------------------
EBIT                                                            260                  191               36%
-------------------------------------------------------------------------------------------------------------
EBIT margin                                                    9.6%                 7.9%
=============================================================================================================
Restructuring costs (included in EBIT)                          -16                  -25
-------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the move of substation automation activities to the Power Technologies division, effective January 1, 2004

The Automation Technologies division reported orders of $2,892 million in the second quarter of 2004, a 20-percent increase compared to the same quarter last year (up 14 percent in local currencies). The improvement was driven by higher base orders in all business areas and across most customer segments.

Orders grew at a double-digit pace in both U.S. dollar and local currency terms in all regions except the Middle East and Africa, where orders were lower. China and India again led growth in Asia, with good demand seen in the pulp and paper, minerals and marine sectors. North American orders were higher than in the same quarter in 2003, rising for the third consecutive quarter. Orders also improved in western Europe, which showed signs of an economic recovery in several sectors. Order growth continued in eastern Europe and Latin America.

Base orders grew strongly in the quarter in both U.S. dollar and local currency terms, contributing to strong order growth in the Automation Products and Process Automation business areas. ABB's Industrial IT process control system 800xA continued to be well received in the market. Orders were also higher in Manufacturing Automation due to a large order in North America.

Revenues and EBIT grew for the seventh consecutive quarter. Revenues rose to $2,700 million, up 12 percent (6 percent in local currencies) compared to the second quarter of last year. Revenues in local currencies were higher in the Automation Products business area and flat in Process Automation and Manufacturing Automation.

Revenues in China were up by close to 50 percent and almost doubled in India in the quarter in both U.S. dollars and local currencies, leading to another strong revenue improvement in Asia. Revenues were higher in western Europe in both nominal and local currencies and grew at a double-digit pace in eastern Europe in both U.S. dollars and local currencies compared to the same period in 2003. Revenues were unchanged in Latin America and lower in North America.

EBIT rose 36 percent to $260 million compared to the same quarter in 2003. The improvement lifted the EBIT margin to 9.6 percent from 7.9 percent. The main contributors were ongoing productivity improvements, increased revenues from higher-margin products, and lower restructuring costs. The EBIT margin before restructuring increased to 10.2 percent in the second quarter of 2004 from 9.0 percent in the same period last year.

Cash flow from operations for the division continued the improvement established at the end of 2003, rising to $225 million, up $82 million compared to the second quarter of 2003. Higher earnings and a further reduction in working capital across all business areas contributed to the improvement.

Non-core activities
-------------------------------------------------------------------------------------------------------------
EBIT ($ in millions)                                                   Q2 2004                     Q2 2003(1)
-------------------------------------------------------------------------------------------------------------
Equity Ventures                                                             16                            47
-------------------------------------------------------------------------------------------------------------
Remaining Structured Finance                                                 2                          (54)
-------------------------------------------------------------------------------------------------------------
Building Systems                                                          (18)                          (46)
-------------------------------------------------------------------------------------------------------------
New Ventures                                                               (7)                           (6)
-------------------------------------------------------------------------------------------------------------
Other non-core activities                                                  (2)                           (2)
-------------------------------------------------------------------------------------------------------------
Total                                                                      (9)                          (61)
=============================================================================================================
Restructuring costs (included in EBIT)                                     (5)                          (33)
-------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

Non-core activities reported a negative EBIT of $9 million in the second quarter compared to a loss of $61 million in the same period of 2003. The decrease in Equity Ventures reflects the divestment of two investments in Australia during the second quarter of 2003 that resulted in a $28-million capital gain. The improvement in the Remaining Structured Finance earnings resulted from the non-recurrence of the $87-million loss on the sale of ABB's 35-percent stake in the Swedish Export Credit Corporation in June 2003.

The lower negative EBIT in Building Systems reflects the divestment of most of those businesses in 2003 and early 2004. Most of the loss is the result of costs related to the winding down of the small U.S. unit. The largest part of the business still to be divested is in Germany, which reported a small operational loss in the second quarter.

Corporate
-------------------------------------------------------------------------------------------------------------
EBIT ($ in millions)                                                   Q2 2004                     Q2 2003(1)
-------------------------------------------------------------------------------------------------------------
Headquarters/stewardship                                                 (109)                         (106)
-------------------------------------------------------------------------------------------------------------
Research and development                                                  (23)                          (23)
-------------------------------------------------------------------------------------------------------------
Other(2)                                                                     1                          (16)
-------------------------------------------------------------------------------------------------------------
Total                                                                    (131)                         (145)
=============================================================================================================
Restructuring costs (included in EBIT)                                       0                           (6)
-------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003
(2) Includes consolidation effects, real estate and Treasury Services

Headquarters and stewardship costs remained steady compared to the year-earlier period. The line Other includes capital gains of about $15 million from the sale of real estate in the second quarter of this year.

Other income (expense), net
Included in the group's second-quarter EBIT is a net expense of $3 million ($95 million in the same quarter in 2003) comprising restructuring costs, capital gains and losses, asset write-downs, and income from licenses and equity-accounted companies.

     o Restructuring charges in the second quarter were $40 million ($82 million in the second quarter of 2003), including $20 million from the Step change productivity improvement program

     o Asset write-downs in the quarter were $15 million ($2 million in the 2003 quarter), primarily related to a property in Switzerland

     o Net capital gains were $30 million (compared to capital losses of $69 million in the same period in 2003), including a gain of $15 million on the sale of land and buildings in Switzerland and $7 million on the sale of businesses in Sweden and the U.S.

     o Income from equity-accounted companies decreased to $14 million from $50 million in the second quarter of 2003, reflecting the divestment of the 35-percent stake in the Swedish Export Credit Corporation in June of last year. License income in the second quarter remained steady at $8 million

Discontinued operations
-------------------------------------------------------------------------------------------------------------
Net income (loss) ($ in millions)                                      Q2 2004                     Q2 2003(1)
-------------------------------------------------------------------------------------------------------------
Reinsurance                                                                (7)                            19
-------------------------------------------------------------------------------------------------------------
Asbestos                                                                     9                          (36)
-------------------------------------------------------------------------------------------------------------
Oil, Gas and Petrochemicals business                                      (23)                          (46)
-------------------------------------------------------------------------------------------------------------
Other                                                                     (20)                           (8)
-------------------------------------------------------------------------------------------------------------
Total net loss                                                            (41)                          (71)
-------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

Costs relating to the settlement on the sale of ABB's reinsurance business, completed on April 16, 2004, resulted in a $7-million loss in the second quarter. The asbestos result is primarily due to a $12-million gain on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company's asbestos liabilities, compared to an expense of $30 million reported in the second quarter of 2003.

Oil, Gas and Petrochemicals
-------------------------------------------------------------------------------------------------------------
($ in millions)                                                       Q2 2004         Q2 2003         Change
-------------------------------------------------------------------------------------------------------------
Orders                                                                    611             845           -28%
-------------------------------------------------------------------------------------------------------------
Revenues                                                                  802           1,056           -24%
-------------------------------------------------------------------------------------------------------------
Net loss                                                                 (23)            (46)
-------------------------------------------------------------------------------------------------------------

Orders were 28 percent lower in the Oil, Gas and Petrochemicals business (29 percent lower in local currencies) in the second quarter of 2004 compared to the same period in 2003. Downstream orders in the quarter were lower as the result of more selective bidding, with a shift to lower-risk reimbursable contracts rather than large scope fixed-price contracts. Orders in the upstream business increased compared to the year-earlier period.

Revenues fell 24 percent (26 percent in local currencies). Higher revenues in the upstream business were offset by a decrease in the downstream business compared to the same quarter in 2003, when revenues were lifted by a large project in Russia. Lower revenues on the downstream side also reflect the continued shift in bidding strategy.

The net loss from the businesses in the quarter amounted to $23 million ($46 million loss in the second quarter of 2003). The downstream business reported a small net income (compared to a net loss in the same quarter of 2003) following a break-even result in the first quarter of 2004. The gain was more than offset, however, by a loss in the upstream business primarily related to costs associated with its sale (including costs of $22 million in the second quarter associated with the compliance review). The sale of the upstream business was closed in July 2004.

                                    Appendix

ABB key figures second quarter 2004
-----------------------------------------------------------------------------------------------------------
$ in millions                                              Q2 2004(1)     Q2 2003(1)(2)       % change
                                                                                        -------------------
                                                                                        Nominal      Local
-----------------------------------------------------------------------------------------------------------
Orders            Group                                       5,529          4,727         17%         12%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        2,734          1,928         42%         36%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   2,892          2,418         20%         14%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                          92            664
                  -----------------------------------------------------------------------------------------
                    Corporate                                 (189)          (283)
-----------------------------------------------------------------------------------------------------------
Revenues          Group                                       4,913          4,843          1%         -4%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        2,282          1,933         18%         13%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   2,700          2,404         12%          6%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                         127            799
                  -----------------------------------------------------------------------------------------
                    Corporate                                 (196)          (293)
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                         288            140        106%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                          168            155          8%
                  -----------------------------------------------------------------------------
                    Automation Technologies                     260            191         36%
                  -----------------------------------------------------------------------------
                    Non-core activities                         (9)           (61)
                  -----------------------------------------------------------------------------
                    Corporate                                 (131)          (145)
-----------------------------------------------------------------------------------------------
EBIT margin       Group                                        5.9%           2.9%
                  -----------------------------------------------------------------------------
                    Power Technologies                         7.4%           8.0%
                  -----------------------------------------------------------------------------
                    Automation Technologies                    9.6%           7.9%
                  -----------------------------------------------------------------------------
                    Non-core activities
                  -----------------------------------------------------------------------------
                    Corporate
-----------------------------------------------------------------------------------------------
Net income (loss)                                                86           (55)
-----------------------------------------------------------------------------------------------------------

ABB key figures six months 2004
-----------------------------------------------------------------------------------------------------------
                                                         Six months     Six months         % change
                                                            2004(1)     2003(1)(2)
                                                                                    -----------------------
                                                                                        Nominal      Local
-----------------------------------------------------------------------------------------------------------
Orders            Group                                      10,908          9,656         13%          4%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        5,122          3,974         29%         21%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   5,898          4,850         22%         13%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                         258          1,501
                  -----------------------------------------------------------------------------------------
                    Corporate                                 (370)          (669)
-----------------------------------------------------------------------------------------------------------
Revenues          Group                                       9,269          9,160          1%         -6%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        4,134          3,700         12%          5%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   5,207          4,584         14%          5%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                         311          1,544
                  -----------------------------------------------------------------------------------------
                    Corporate                                 (383)          (668)
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                         521            235        122%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                          307            291          5%
                  -----------------------------------------------------------------------------
                    Automation Technologies                     473            346         37%
                  -----------------------------------------------------------------------------
                    Non-core activities                        (11)          (116)
                  -----------------------------------------------------------------------------
                    Corporate                                 (248)          (286)
-----------------------------------------------------------------------------------------------
EBIT margin       Group                                        5.6%           2.6%
                  -----------------------------------------------------------------------------
                    Power Technologies                         7.4%           7.9%
                  -----------------------------------------------------------------------------
                    Automation Technologies                    9.1%           7.5%
                  -----------------------------------------------------------------------------
                    Non-core activities
                  -----------------------------------------------------------------------------
                    Corporate
-----------------------------------------------------------------------------------------------
Net income (loss)                                                90          (100)
-----------------------------------------------------------------------------------------------------------

(1) Figures for the Group and for Power Technologies will be restated this year to correct a previously disclosed overstatement of earnings. For more information, refer to Note 2 - Earnings overstatement in an
Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.
(2) Includes reclassification of activities to Discontinued operations in 2003;
* Earnings before interest and taxes. See Summary Financial Information for more information.

More information
The 2004 Q2 results press release and presentation slides are available from July 29, 2004 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 10:00 Central European Time (CET). Callers from the U.K. should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +44 207 866 4300 (U.K.), +41 91 612 4330 (rest of Europe) or +1 412 317 0088 (U.S.). The code is 299, followed by the # key.

A conference call for analysts and investors is scheduled to begin at 14:30 CET. Callers should dial +41 91 610 56 00 (Europe and the rest of the world), +1 412 858 4600 (from the U.S.). Callers are requested to phone in 10 minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +1 412 317 0088 (U.S.) or +41 91 612 4330 (Europe and the rest of the world). The code is 304 followed by the # key.

The remaining reporting date for quarterly results in 2004 is October 28. In 2005, the reporting dates for quarterly reports are as follows:

         February 16       Q4 and full year 2004 results
         April 28          Q1 2005 results
         July 28           Q2 2005 results
         October 27        Q3 2005 results

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 105,000 people.

Zurich, July 29, 2004
Jurgen Dormann, chairman and CEO


This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, ABB's ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, ABB's ability to further reduce its indebtedness as planned, the resolution of asbestos claims on terms and conditions satisfactory to ABB, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations                         Investor Relations                      ABB Ltd
Thomas Schmidt, Wolfram Eberhardt       Switzerland: Tel. +41 43 317 3804       Affolternstrasse 54
Tel: +41 43 317 6568                    Sweden: Tel. +46 21 325 719             CH-8050 Zurich, Switzerland
Fax: +41 43 317 7958                    USA: Tel. +1 203 750 7743
media.relations@ch.abb.com              investor.relations@ch.abb.com

                                  Summary Financial Information
                                    Six Months Ended June 2004

                                             ABB Ltd
                              Summary Consolidated Income Statements

-------------------------------------------------------------------------------------------------
                                                        January - June          April - June
                                                       2004*      2003*       2004*       2003*
                                                   ----------------------------------------------
                                                   (unaudited) (unaudited) (unaudited) (unaudited)
                                                           (in millions, except per share data)
-------------------------------------------------------------------------------------------------
Revenues                                          $   9,269   $   9,160   $   4,913   $   4,843
Cost of sales                                        (6,885)     (6,792)     (3,680)     (3,557)
                                                   ----------------------------------------------
Gross profit                                          2,384       2,368       1,233       1,286
Selling, general and administrative expenses         (1,836)     (1,993)       (932)     (1,041)
Amortization expense                                    (20)        (20)        (10)        (10)
Other income (expense), net                              (7)       (120)         (3)        (95)
                                                   ----------------------------------------------
Earnings before interest and taxes                      521         235         288         140
Interest and dividend income                             76          69          45          29
Interest and other finance expense                     (197)       (280)        (90)       (115)
                                                   ----------------------------------------------
Income from continuing operations before taxes
and minority interest                                   400          24         243          54
Provision for taxes                                    (152)         (8)        (90)        (19)
Minority interest                                       (41)        (30)        (26)        (19)
                                                   ----------------------------------------------
Income (loss) from continuing operations                207         (14)        127          16
Loss from discontinued operations, net of tax          (117)        (86)        (41)        (71)
                                                   ----------------------------------------------
Net income (loss)                                  $     90   $    (100)  $      86   $     (55)
                                                   ==============================================

Basic earnings (loss) per share:
Income (loss) from continuing operations           $   0.10   $   (0.01)  $    0.06   $    0.01
Net income (loss)                                  $   0.04   $   (0.09)  $    0.04   $   (0.05)

Diluted earnings (loss) per share:
Income (loss) from continuing operations           $   0.10   $   (0.01)  $    0.06   $    0.01
Net income (loss)                                  $   0.04   $   (0.09)  $    0.04   $   (0.05)
-------------------------------------------------------------------------------------------------

* The periods presented have not yet been restated to correct misstatements in an Italian subsidiary. See Note 2 - Earnings overstatement in an Italian subsidiary.

                                    ABB Ltd
                      Summary Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------
                                                                 At           At           At
                                                               June 30     March 31   December 31
                                                                2004*        2004*        2003*
                                                            --------------------------------------
                                                            (unaudited)   (unaudited)   (audited)
                                                               (in millions, except share data)
                                                            --------------------------------------
Cash and equivalents                                          $   2,914   $   2,583   $   4,669
Marketable securities                                               491       1,237         473
Receivables, net                                                  5,347       5,153       5,337
Inventories, net                                                  2,824       2,821       2,605
Prepaid expenses and other                                        1,566       1,684       2,002
Assets held for sale and in discontinued operations               3,112       6,110       6,427
                                                            --------------------------------------
Total current assets                                             16,254      19,588      21,513
Financing receivables, non-current                                1,249       1,312       1,330
Property, plant and equipment, net                                2,695       2,749       2,840
Goodwill                                                          2,306       2,309       2,331
Other intangible assets, net                                        466         498         549
Prepaid pension and other employee benefits                         518         522         524
Investments and other                                             1,277       1,286       1,326
                                                            --------------------------------------
Total assets                                                  $  24,765   $  28,264   $  30,413
                                                            ======================================
Accounts payable, trade                                       $   2,946   $   2,874   $   2,981
Accounts payable, other                                           1,195       1,239       1,394
Short-term borrowings and current maturities of long-term
borrowings                                                          939         974       1,597
Accrued liabilities and other                                     4,683       4,760       5,140
Liabilities held for sale and in discontinued operations          1,980       4,764       5,100
                                                            --------------------------------------
Total current liabilities                                        11,743      14,611      16,212
Long-term borrowings                                              5,176       5,774       6,290
Pension and other employee benefits                               1,778       1,773       1,794
Deferred taxes                                                      958         952         969
Other liabilities                                                 1,845       1,854       1,837
                                                            --------------------------------------
Total liabilities                                                21,500      24,964      27,102
Minority interest                                                   237         287         285
Stockholders' equity:
     Capital stock and additional paid-in capital                 3,067       3,067       3,067
     Retained earnings                                            1,937       1,851       1,847
     Accumulated other comprehensive loss                        (1,838)     (1,767)     (1,750)
     Less:  Treasury stock, at cost (11,611,529 shares at
     June 30, 2004)                                                (138)       (138)       (138)
                                                            --------------------------------------
Total stockholders' equity                                        3,028       3,013       3,026
                                                            --------------------------------------
Total liabilities and stockholders' equity                    $  24,765   $  28,264   $  30,413
                                                            ======================================
--------------------------------------------------------------------------------------------------

* The periods presented have not yet been restated to correct misstatements in an Italian subsidiary. See Note 2 - Earnings overstatement in an Italian subsidiary.

                                    ABB Ltd
                 Summary Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------------
                                                                        January - June            April - June
                                                                      2004*       2003*       2004*       2003*
                                                                   ------------------------------------------------
                                                                   (unaudited) (unaudited) (unaudited) (unaudited)
                                                                                       (in millions)
-------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                                   $      90   $    (100)  $      86   $      (55)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
     Depreciation and amortization                                        296         290         148          146
     Provisions                                                          (141)       (640)          8         (170)
     Pension and post-retirement benefits                                  48         (50)         22          (48)
     Deferred taxes                                                        13         (85)         15          (48)
     Net gain from sale of property, plant and equipment                  (23)        (12)        (22)          (1)
     Loss on sale of discontinued operations                               36          --          36           --
     Other                                                                156         162          38           94
     Changes in operating assets and liabilities:
          Marketable securities (trading)                                  43          35           2          (11)
          Trade receivables                                              (238)        (44)       (260)          69
          Inventories                                                    (372)       (125)        (29)          (8)
          Trade payables                                                  (20)        (47)        112          (10)
          Other assets and liabilities, net                              (165)       (337)       (292)           1
                                                                   ------------------------------------------------
Net cash used in operating activities                                    (277)       (953)       (136)         (25)
                                                                   ------------------------------------------------
Investing activities
Changes in financing receivables                                           51         159          72           38
Purchases of marketable securities (other than trading)                (1,630)     (1,885)       (144)      (1,092)
Purchases of property, plant and equipment                               (235)       (230)       (137)        (130)
Acquisitions of businesses (net of cash acquired)                         (16)        (44)        (10)         (30)
Proceeds from sales of marketable securities (other than trading)       1,562       2,003         872        1,174
Proceeds from sales of property, plant and equipment                       63          62          52           17
Proceeds from sales of businesses (net of cash disposed)                  315         257         293          243
                                                                   ------------------------------------------------
Net cash provided by investing activities                                 110         322         998          220
                                                                   ------------------------------------------------
Financing activities
Changes in borrowings                                                  (1,717)        (52)       (647)          35
Treasury and capital stock transactions                                   (36)        156          --           --
Other                                                                     (26)         42         (22)          27
                                                                   ------------------------------------------------
Net cash provided by (used in) financing activities                    (1,779)        146        (669)          62
                                                                   ------------------------------------------------
Effects of exchange rate changes on cash and equivalents                  (27)         61         (10)          49
Adjustment for the net change in cash and equivalents in assets
held for sale and in discontinued operations                              218         (18)        148          (46)
                                                                   ------------------------------------------------
Net change in cash and equivalents - continuing operations             (1,755)       (442)        331          260
                                                                   ------------------------------------------------
Cash and equivalents beginning of period                                4,669       2,336       2,583        1,634
                                                                   ------------------------------------------------
Cash and equivalents end of period                                  $   2,914   $   1,894   $   2,914   $    1,894
                                                                   ================================================
Interest paid                                                       $     185   $     226   $     101   $       97
Taxes paid                                                          $     206   $     107   $     128   $       53
-------------------------------------------------------------------------------------------------------------------

* The periods presented have not yet been restated to correct misstatements in an Italian subsidiary. See Note 2 -
Earnings overstatement in an Italian subsidiary.

     ABB Ltd notes to summary consolidated financial statements (unaudited)
                    (US$ in millions, except per share data)

Note 1  The Summary Consolidated Financial Statements

The summary consolidated financial information is prepared on the basis of accounting principles generally accepted in the United States (US GAAP) and is presented in United States dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosures under US GAAP.

The par value of capital stock is denominated in Swiss francs (CHF).

The Company considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax, to be the most relevant measure of the Company's and its divisions' financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on this measure.


Note 2   Developments during the Six Months Ended June 30, 2004:

     o    Earnings overstatement in an Italian subsidiary

          During the second quarter of 2004, an internal inquiry uncovered an overstatement by the medium-voltage business in Italy of its earnings before interest and taxes of approximately $70 million from the first quarter of 1998 through the first quarter of 2004. That corresponds to
          1.4 percent of the Company's total reported consolidated earnings before interest and taxes during the period. The medium-voltage business in Italy is part of the Power Technologies division described in Note 5.

          According to the Company's initial review, the annual impact on earnings before interest and taxes over the period ranged between $2 million in 1998 to a maximum of approximately $20 million in 2002.

          The consolidated financial statements and related notes presented in this press release have not yet been restated for the misstatements. The Company intends, in 2004, to restate its consolidated financial statements by means of an amended 2003 annual report on Form 20-F and to disclose restated 2003 and 2004 quarterly consolidated financial statements in a press release.

     o    Reclassifications and restatements

          Amounts in prior periods have been reclassified to conform to the Company's current presentation.

     o    Significant divestitures

          In January 2004, the Company sold its MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany.

          In March 2004, the Company completed the sale of its Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of CapVis Equity Partners AG. The Company recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004.

          In April 2004, the Company completed the sale of its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, receiving gross cash proceeds of $415 million, including $12 million received in July 2004. Consequently, in the first half of 2004, the Company recorded a loss of $36 million in loss from discontinued operations, net of tax, related primarily to foreign exchange effects of the business from January 1, 2004, through the date of sale.

          In the second quarter of 2004, the Company sold a business in Sweden, formerly part of the Automation Technologies division, for $11 million, as well as investments in two U.S. technology businesses for $6 million, reporting a total gain on these divestments of $7 million in other income (expense), net, in the second quarter of 2004.

          In July 2004, the Company completed the sale of the upstream part of its Oil, Gas and Petrochemicals division to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC for an initial purchase price of $925 million plus potential deferred consideration of up to $50 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital.

          For additional information see Note 2 - Discontinued operations and businesses held for sale.

     o    Restructuring programs

          2001 Program

          The 2001 program initiated in July 2001 in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries continued to be paid out in 2004.

          In the first half of 2004, the Company paid termination benefits of $11 million to 55 employees and $3 million were paid to cover costs associated with lease terminations and other exit costs. At June 30, 2004, accrued liabilities included $19 million for lease terminations and other exit costs. Currency fluctuations resulted in a $3 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be substantially paid out in 2004.

          Step change program

          In October 2002, the Company announced the Step change program. The goals of the Step change program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. As of June 30, 2004, the Step change program was substantially complete.

          In the first half of 2004, related to the Step change program, the Company recognized restructuring charges of $28 million related to workforce reductions and $10 million related to lease terminations and other exit costs. Based on changes in management's original estimate, a $3 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net. Termination benefits of $85 million were paid to 582 employees and $7 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At June 30, 2004, accrued liabilities included $35 million for termination benefits and $39 million for lease terminations and other exit costs. Currency fluctuations resulted in a $3 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs.

          As a result of the Step change program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $3 million in the first half of 2004, to write down these assets to their fair value. These costs are included in other income (expense), net.

          Other

          Certain other restructuring programs were initiated during 2003 and 2004 at specified locations not included in the Step change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses as well as to improve results in the specified locations of the core divisions not covered by the Step change program.

          In the first half of 2004, the Company recognized restructuring charges of $32 million related to workforce reductions and $7 million related to lease terminations and other exit costs. Termination benefits of $31 million were paid to 436 employees and $13 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate, a $5 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net. At June 30, 2004, accrued liabilities included $65 million for termination benefits and $23 million for lease terminations and other exit costs. Currency fluctuations resulted in a $4 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs.

-------------------------------------------------------------------------------------------------------
                                                                        2001    Step
Six months ended June 30, 2004                                        program  change   Other     Total
                                                                      ---------------------------------
                                                                                    (in millions)
Restructuring charge for workforce reduction                          $    -   $   28   $   32   $   60
Restructuring charge for lease terminations, writedown of property,
plant and equipment, and other                                             -       13        7       20
Change in estimate                                                         -       (3)      (5)      (8)
                                                                      ---------------------------------
Total restructuring charges and related asset write-downs             $    -   $   38   $   34   $   72
                                                                      =================================
-------------------------------------------------------------------------------------------------------

     o    Borrowings

          The Company's total reported borrowings outstanding at June 30, 2004, March 31, 2004, and December 31, 2003, amounted to $6,115 million, $6,748 million and $7,887 million, respectively. In the first six months of 2004, the Company bought back a portion of its public bonds with a total face value of $458 million.

          In November 2003, as part of the capital-strengthening program, the Company entered into a new unsecured syndicated $1.0 billion 3-year revolving credit facility, which became available in December 2003 upon the fulfillment of certain conditions. No amount was drawn under this facility at June 30, 2004, March 31, 2004, or December 31, 2003.

          The credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis. As of June 30, 2004, the Company was in compliance with these covenants.

     o    Accounting for the USD convertible bond

          In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds had to be accounted for as a derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative created a discount on issuance which was being amortized to earnings over the life of the bond.

          On May 28, 2004, bondholders voted in favor of the Company's proposed amendment to the terms of the bonds whereby if the bonds are converted, the Company will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. As a result of this amendment, it is no longer required to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and added to the carrying value of the bonds at that date. The difference between this new carrying value of the bonds and par ($968 million) will be amortized to earnings over the remaining life of the bonds, replacing, going forward, the discount calculated on issuance of the bonds.

          The Company recorded a loss from the change in fair value of the derivative of $16 million from January 1, 2004, up to the date of the bond amendment. When added to the amortization of the discount on the bonds for the six months ended June 30, 2004, of $22 million, this resulted in an aggregate charge to earnings of $38 million ($36 million for the six months ended June 30, 2003) and a corresponding increase in borrowings.

          For the three months ended June 30, 2004, the Company recorded a gain from the change in fair value of the derivative up to May 28, 2004, of $7 million, which when netted with the amortization of the discount on the bonds for the three months ended June 30, 2004, resulted in a charge to earnings of $3 million ($12 million for the second quarter
          2003) and a corresponding increase in borrowings.

     o    Discontinued operations and businesses held for sale

          Discontinued businesses are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. The balance sheet and income statement data for all prior periods presented are reclassified to present the financial position and results of operations of businesses meeting the criteria of SFAS 144 as discontinued operations. In addition, the balance sheet data for all prior periods presented are reclassified to present the financial position of businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statement of cash flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

          The following divestments are in line with the Company's strategy to focus on power and automation technologies for industry and utility customers.

          In January 2004, the Company agreed to sell most of the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC. In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million plus a potential deferred consideration of up to $50 million. The potential deferred consideration of up to $50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital. The Company does not anticipate recognizing a significant gain or loss on the sale of the Upstream business. The results of operations of the Upstream business and the remaining Oil, Gas and Petrochemicals businesses are reflected as discontinued operations in all periods presented.

          In December 2003, the Company agreed to sell its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company. As a result of the anticipated sale, the Company recorded an impairment charge of $154 million in the fourth quarter of 2003. In April 2004, the Company completed the sale of its Reinsurance business for gross cash proceeds of $415 million, including $12 million received in July 2004. Consequently, in the first half of 2004, the Company recorded a loss of $36 million in loss from discontinued operations, net of tax, related primarily to foreign exchange effects of the business from January 1, 2004, through the date of sale. The results of operations of this business are reflected as discontinued operations.

          In March 2004, the Company sold its Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of CapVis Equity Partners AG. The Company recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004. As of December 31, 2003, the assets and liabilities of the Swiss Building Systems business have been reflected in assets and liabilities held for sale and in discontinued operations. The results of operations have been reflected in continuing operations.

          In January 2004, the Company sold its MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. The Company recorded $10 million of impairment charges on this divestment in loss from discontinued operations, net of tax, in the fourth quarter of 2003. No additional significant losses were recorded in the first half of 2004 as a result of the sale of this business.

          In addition, the Company has also reflected other minor operations and projects as discontinued operations, as appropriate.

          In discontinued operations, the Company also recorded a charge of approximately $17 million in the first six months of 2004 primarily related to the mark-to-market treatment of the 30 million shares of the Company that are reserved for use with the pre-packaged plan of reorganization for Combustion Engineering, Inc, under Chapter 11 of the United States Bankruptcy Code (see Note 2 - Commitments and contingencies).

          The loss from discontinued operations, net of tax, of $117 million recognized in the first six months of 2004 includes revenues of $1,423 million, of which $850 million relate to the Upstream business.

          At June 30, 2004, the major classes of assets held for sale and in discontinued operations were: $229 million of cash, equivalents and marketable securities; $1,307 million of receivables, net; $345 million of inventories, net; $155 million of prepaid expenses and other; $31 million of financing receivables, non-current; $245 million of property, plant and equipment, net; $519 million of goodwill; $75 of other intangible assets, net; $47 million of prepaid pension and other related benefits and $159 million of investments and other assets. At June 30, 2004, the major classes of liabilities held for sale and in discontinued operations were: $1,356 million of accounts payable; $16 million of short-term borrowings and current maturities of long-term borrowings; $331 million of accrued liabilities and other; $20 million of long-term borrowings; $88 million of pension and other related benefits; $79 million of deferred taxes, non-current and $90 million of other liabilities.

     o    Employee benefits

          For the six months and three months ended June 30, 2004, net periodic benefit cost consists of the following:

--------------------------------------------------------------------------------
                                       Pension    Other     Pension     Other
(in millions)                          benefits  benefits   benefits   benefits
                                      ------------------------------------------
                                         January-June           April-June
                                             2004                  2004
--------------------------------------------------------------------------------
Service cost                           $    94   $     2    $    47    $    1
Interest cost                              178        11         92         5
Expected return on plan assets            (156)        -        (83)        -
Amortization of prior service cost           2         -          1         -
Amortization of net actuarial loss          17         4          6         2
                                      ------------------------------------------
Net periodic benefit cost              $   135   $    17    $    63    $    8
                                      ==========================================

          For the year ended December 31, 2003, net periodic benefit cost was $296 million and $39 million for pension benefits and other benefits, respectively.

          The Company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $248 million to its pension plans and $27 million to its other postretirement benefit plans in 2004. For the six months ended June 30, 2004, $110 million and $16 million of contributions have been made to its pension plans and other postretirement plans, respectively. The Company anticipates contributing an additional $96 million and $14 million in 2004 for a revised expected total in 2004 of $206 million and $30 million to its pension plans and other postretirement plans, respectively.

     o    Earnings per share

          Basic earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the period or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; and shares issuable in relation to outstanding convertible bonds, if dilutive.

          In the three and six months ended June 30, 2003, the potential shares from the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings (loss) per share, as their inclusion would have been antidilutive. In the three and six months ended June 30, 2004, only the potential shares from the warrants and options outstanding in connection with the Company's December 2003 launch under the management incentive plan were included in the computation of diluted earnings (loss) per share, as the inclusion of potential shares from the warrants and options of other launches under the management incentive plan would have been antidilutive.

          The shares issuable in relation to the $968 million aggregate principal amount of convertible unsubordinated bonds due 2007 and the shares issuable in relation to the CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010 were excluded from the computation of diluted earnings per share in all periods presented, as their inclusion would have been antidilutive.

------------------------------------------------------------------------------------------------------
                                                       January - June             April - June
Basic earnings (loss) per share                      2004         2003         2004         2003
                                                 -----------------------------------------------------
                                                           (in millions, except per share data)
Income (loss) from continuing operations          $      207    $     (14)   $     127    $      16
Loss from discontinued operations, net of tax           (117)         (86)         (41)         (71)
                                                 -----------------------------------------------------
Net income (loss)                                 $       90    $    (100)   $      86    $     (55)
                                                 =====================================================

Weighted average number of shares outstanding          2,028        1,160        2,028        1,193

Basic earnings (loss) per share:
Income (loss) from continuing operations          $     0.10    $   (0.01)   $    0.06    $    0.01
Loss from discontinued operations, net of tax          (0.06)       (0.08)       (0.02)       (0.06)
                                                 -----------------------------------------------------
Net income (loss)                                 $     0.04    $   (0.09)   $    0.04    $   (0.05)
                                                 =====================================================
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                       January - June             April - June
Diluted earnings (loss) per share                    2004         2003         2004         2003
                                                 -----------------------------------------------------
                                                           (in millions, except per share data)
Income (loss) from continuing operations          $      207    $     (14)   $     127    $      16
Loss from discontinued operations, net of tax           (117)         (86)         (41)         (71)
                                                 -----------------------------------------------------
Net income (loss)                                 $       90    $    (100)   $      86    $     (55)
                                                 =====================================================

Weighted average number of shares outstanding          2,028        1,160        2,028        1,193
Dilution from warrants and options                         1            -            1            -
                                                 -----------------------------------------------------
Diluted weighted average number of shares
outstanding                                            2,029        1,160        2,029        1,193
                                                 =====================================================

Diluted earnings (loss) per share:
Income (loss) from continuing operations          $     0.10    $   (0.01)    $   0.06    $    0.01
Loss from discontinued operations, net of tax     $    (0.06)   $   (0.08)    $  (0.02)   $   (0.06)
                                                 -----------------------------------------------------
Net income (loss)                                 $     0.04    $   (0.09)    $   0.04    $   (0.05)
                                                 =====================================================
------------------------------------------------------------------------------------------------------

     o    Stock-based compensation

          The Company maintains a management incentive plan under which it offers stock warrants to key employees, for no consideration. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS
          123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company, and the employee retains the right to vest in the warrants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model.

------------------------------------------------------------------------------------------------------
                                                       January - June             April - June
                                                     2004         2003         2004         2003
                                                 -----------------------------------------------------
                                                           (in millions, except per share data)
------------------------------------------------------------------------------------------------------
Net income (loss), as reported                     $    90      $    (100)   $    86      $     (55)
Less:  Total stock-based employee compensation
expense determined under fair value method for
all awards, net of related tax effects                  (4)            (9)        (2)            (4)
                                                 -----------------------------------------------------
Pro forma net income (loss)                        $    86      $    (109)   $    84      $     (59)
                                                 =====================================================

Basic and diluted income (loss) per share:
     Basic - as reported                           $  0.04      $   (0.09)   $  0.04      $   (0.05)
     Basic - pro forma                             $  0.04      $   (0.09)   $  0.04      $   (0.05)

     Diluted - as reported                         $  0.04      $   (0.09)   $  0.04      $   (0.05)
     Diluted - pro forma                           $  0.04      $   (0.09)   $  0.04      $   (0.05)
------------------------------------------------------------------------------------------------------

     o    Commitments and contingencies

          Asbestos

          The Company is awaiting the results of a hearing held on June 3, 2004, before the U.S. 3rd Circuit Court of Appeals to review a pre-packaged Chapter 11 protection plan that was filed in 2003 by a U.S. subsidiary of the Company, Combustion Engineering. The plan has already been approved by both a federal bankruptcy court and a U.S. district court and the Company remains confident that the Circuit Court will also approve the plan.


Note 3  New Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 required variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, the Company adopted the requirements of FIN 46 and applied the guidance to all VIEs in which the Company has an interest. In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. The buyer established a VIE upon acquisition, exclusively for the purpose of servicing the aircraft-leasing portfolio. Subsequent to divestment, the Company continued its involvement in the VIE by providing significant financial support in the form of mezzanine and subordinated financing of approximately $90 million. As the primary beneficiary, the Company retained $182 million of assets and acquired $76 million of third party long-term borrowings through consolidation of the VIE as of December 31, 2003. FIN 46 was revised in December 2003, which among various changes added additional scope exceptions. The December 2003 revision (FIN 46R) was adopted by March 2004. The Company completed its assessment of the effects of the adoption of FIN 46R and such effects were not material to its consolidated financial position.

Note 4  Summary of Consolidated Stockholders' Equity

---------------------------------------------------------------------------------------------
(in millions)
---------------------------------------------------------------------------------------------
Stockholders' equity at January 1, 2004                                          $    3,026
Comprehensive loss:
Net income                                                                90
Foreign currency translation adjustments                                 (60)
Accumulated foreign currency translation adjustments allocated to
divestment of businesses                                                  32
Unrealized gain on available-for-sale securities, net of tax               2
Unrealized loss on cash flow hedge derivatives, net of tax               (62)
                                                                      -------
Total comprehensive loss                                                                  2
                                                                                 ----------
Stockholders' equity at June 30, 2004 (unaudited)                                $    3,028
                                                                                 ==========
---------------------------------------------------------------------------------------------

At June 30, 2004, the Company had 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered and issued, including 30,298,913 shares that are reserved for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering, Inc. As these 30 million shares are presently held by one of the Company's subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company's consolidated financial statements.


Note 5  Segment and Geographic Data

Effective January 1, 2004, the Group Processes activities, previously in the Non-core activities division, were integrated into the core divisions and the Substations business was transferred from the Automation Technologies division to the Power Technologies division.

     o The Power Technologies division serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

     o The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

     o The Non-core activities division includes the following activities and businesses of the Company: the remaining Equity Ventures business, the remaining Structured Finance business, the remaining Building Systems business, New Ventures, Customer Service and Logistic Systems.

     o Corporate includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business. Inter-divisional transactions are eliminated in Corporate.

All periods presented have been restated to reflect the organizational structure of the Company at June 30, 2004.

The Company evaluates performance of its segments based on earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division and geographic revenues, earning before interest and taxes, depreciation and amortization, and capital expenditures, all of which have been restated to reflect the changes to the Company's internal structure.

Segment data*

--------------------------------------------------------------------------------------------
                                                      Orders received
                                ------------------------------------------------------------
(in millions)                           January - June                  April - June
                                ------------------------------------------------------------
                                     2004           2003           2004           2003
--------------------------------------------------------------------------------------------
Power Technologies                 $   5,122      $   3,974      $   2,734      $   1,928
Automation Technologies                5,898          4,850          2,892          2,418
Non-core activities                      258          1,501             92            664
Corporate(1)                            (370)          (669)          (189)          (283)
                                ------------------------------------------------------------
Total                              $  10,908      $   9,656      $   5,529      $   4,727
                                ============================================================

--------------------------------------------------------------------------------------------
                                                          Revenues
                                ------------------------------------------------------------
(in millions)                           January - June                  April - June
                                ------------------------------------------------------------
                                     2004           2003           2004           2003
--------------------------------------------------------------------------------------------
Power Technologies                 $   4,134      $   3,700      $   2,282      $   1,933
Automation Technologies                5,207          4,584          2,700          2,404
Non-core activities                      311          1,544            127            799
Corporate(1)                            (383)          (668)          (196)          (293)
                                ------------------------------------------------------------
Total                              $   9,269      $   9,160      $   4,913      $   4,843
                                ============================================================

--------------------------------------------------------------------------------------------
                                     Earnings before interest and taxes (operating income)
                                ------------------------------------------------------------
(in millions)                           January - June                  April - June
                                ------------------------------------------------------------
                                     2004           2003           2004           2003
--------------------------------------------------------------------------------------------
Power Technologies                 $     307      $     291      $     168      $     155
Automation Technologies                  473            346            260            191
Non-core activities                      (11)          (116)            (9)           (61)
Corporate(1)                            (248)          (286)          (131)          (145)
                                ------------------------------------------------------------
Total                              $     521      $     235      $     288      $     140
                                ============================================================

--------------------------------------------------------------------------------------------
                                                 Depreciation and amortization
                                ------------------------------------------------------------
(in millions)                           January - June                  April - June
                                ------------------------------------------------------------
                                     2004           2003           2004           2003
--------------------------------------------------------------------------------------------
Power Technologies                 $     106      $      89      $      54      $      46
Automation Technologies                  145            122             72             62
Non-core activities                        7             39              3             19
Corporate(1)                              38             35             19             18
                                ------------------------------------------------------------
Total                              $     296      $     285      $     148      $     145
                                ============================================================

--------------------------------------------------------------------------------------------
                                                     Capital expenditures(2)
                                ------------------------------------------------------------
(in millions)                           January - June                  April - June
                                ------------------------------------------------------------
                                     2004           2003           2004           2003
--------------------------------------------------------------------------------------------
Power Technologies                 $      58      $      51      $      30      $      30
Automation Technologies                   80             56             35             28
Non-core activities                        7             10              4              6
Corporate                                 15             27              9             15
                                ------------------------------------------------------------
Total                              $     160      $     144      $      78      $      79
                                ============================================================

--------------------------------------------------------------------------------------------
                                                               Number of employees(3)
                                                       -------------------------------------
                                                       June 30, 2004       December 31, 2003
--------------------------------------------------------------------------------------------
Power Technologies                                            41,400                  40,500
Automation Technologies                                       55,800                  54,800
Non-core activities                                            3,100                   8,300
Oil, Gas and Petrochemicals                                   10,900                  11,100
Corporate                                                      1,600                   1,800
                                                       -------------------------------------
Total                                                        112,800                 116,500
                                                       =====================================

Geographic Information*

--------------------------------------------------------------------------------------------
                                                      Orders received(4)
                                ------------------------------------------------------------
(in millions)                           January - June                  April - June
                                ------------------------------------------------------------
                                     2004           2003           2004           2003
--------------------------------------------------------------------------------------------
Europe                             $   5,503      $   5,522      $   2,574      $   2,662
The Americas                           1,748          1,604            893            788
Asia                                   2,837          1,462          1,577            712
Middle East and Africa                   820          1,068            485            565
                                ------------------------------------------------------------
Total                              $  10,908      $   9,656      $   5,529      $   4,727
                                ============================================================

--------------------------------------------------------------------------------------------
                                                          Revenues(4)
                                ------------------------------------------------------------
(in millions)                           January - June                  April - June
                                ------------------------------------------------------------
                                     2004           2003           2004           2003
--------------------------------------------------------------------------------------------
Europe                             $   4,921      $   5,130      $   2,575      $   2,720
The Americas                           1,653          1,757            845            908
Asia                                   1,899          1,572          1,058            826
Middle East and Africa                   796            701            435            389
                                ------------------------------------------------------------
Total                              $   9,269      $   9,160      $   4,913      $   4,843
                                ============================================================

* The periods presented have not yet been restated to correct misstatements in an Italian subsidiary. See Note 2 - Earnings overstatement in an Italian subsidiary.
(1) Includes adjustments to eliminate inter-division transactions.
(2) Capital expenditures reflect purchases of fixed tangible assets.
(3) Includes businesses in discontinued operations.
(4) Orders received and revenues have been reflected in the regions based on the location of the customer, which may be different from the ultimate destination of the products' end use.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:    July 30, 2004                  By:      /s/  PETER VOSER
                                           --------------------------------
                                           Name:    Peter Voser
                                           Title:   Chief Financial Officer

                                        By:      /s/  HANS ENHORNING
                                           --------------------------------
                                           Name:    Hans Enhorning
                                           Title:   Group Vice President